   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000
                                                      REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ---------------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------
                               STORAGEAPPS INC.
            (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                            7372                       22-3374723
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification Number)
                                         1001 FRONTIER ROAD
                                        BRIDGEWATER, NJ 08807
                                           (908) 243-8700
                          (Address, including zip code, and telephone number,
                   including area code, of Registrant's principal executive offices)

                                          HOWARD A. KWON
                                         GENERAL COUNSEL
                                         STORAGEAPPS INC.
                                        1001 FRONTIER ROAD
                                      BRIDGEWATER, NJ 08807
                                          (908) 243-8700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
          WINTHROP B. CONRAD, JR.                 JOEL S. KLAPERMAN
          DAVIS POLK & WARDWELL                  SHEARMAN & STERLING
          450 LEXINGTON AVENUE                   599 LEXINGTON AVENUE
        NEW YORK, NEW YORK 10017               NEW YORK, NEW YORK 10022
            (212) 450-4000                          (212) 848-4000
                              ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ] _____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM
               TITLE OF EACH CLASS                       AGGREGATE            AMOUNT OF
         OF SECURITIES TO BE REGISTERED             OFFERING PRICE (1)     REGISTRATION FEE
Common Stock, par value $.01 per share .........       $115,000,000            $30,360
--------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED NOVEMBER 3, 2000


                                     SHARES






                               [STORAGEAPPS LOGO]




                                  COMMON STOCK

                                ----------------

STORAGEAPPS INC. IS OFFERING           SHARES OF ITS COMMON STOCK. THIS IS OUR
INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $
AND $        PER SHARE.
                               ----------------
WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "STRG."
                               ----------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                                  -------------
                                 PRICE $ A SHARE
                                  -------------

                                          UNDERWRITING
                                           DISCOUNTS
                          PRICE TO            AND           PROCEEDS TO
                           PUBLIC         COMMISSIONS       STORAGEAPPS
                      ---------------   ---------------   ---------------
Per Share .........      $                 $                 $
Total .............      $                 $                 $

StorageApps Inc. has granted the underwriters the right to purchase up to an
additional    shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on       , 2000.

                               ----------------

MORGAN STANLEY DEAN WITTER
            MERRILL LYNCH & CO.
                         MORGAN KEEGAN & COMPANY, INC.


       , 2000

[INSIDE FRONT COVER ARTWORK DEPICTS THE STORAGEAPPS LOGO AND THE FOLLOWING
PASSAGE: "STORAGEAPPS DELIVERS VALUE-ADDED BENEFITS THROUGH A SUITE OF OPEN, FLEXIBLE SOLUTIONS THAT OFFER GLOBAL COMPANIES A COMPLETE CHOICE OF SERVER PLATFORMS, STORAGE DEVICES AND CONNECTIVITY PROTOCOLS. WE CALL OUR PRODUCTS AND SERVICES A PORTFOLIO OF PROACTIVE NETWORK STORAGE SOLUTIONS(TRADEMARK) OFFERINGS."]

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary ............................      4
Risk Factors ..................................      9
Special Note About Forward-Looking
   Statements .................................     15
Use of Proceeds ...............................     16
Dividend Policy ...............................     16
Capitalization ................................     17
Dilution ......................................     18
Selected Consolidated Financial Data ..........     19
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations .................................     21


                                                   PAGE
                                                   ----
Business ......................................     26
Management ....................................     36
Certain Relationships .........................     41
Principal Stockholders ........................     43
Description of Capital Stock ..................     45
Shares Eligible for Future Sale ...............     48
Underwriters ..................................     50
Legal Matters .................................     52
Experts .......................................     52
Where You Can Find More Information
   about StorageApps ..........................     53
Index to Consolidated Financial
   Statements .................................    F-1

                               ----------------

     UNTIL       , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     In this prospectus, "StorageApps," "we," "us" and "our" refer to StorageApps Inc. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

                               PROSPECTUS SUMMARY

     The following summary is qualified by the more detailed information and financial statements and notes appearing elsewhere in this prospectus.


                               STORAGEAPPS INC.

     We provide a portfolio of Proactive Network Storage Solutions (Trade
Mark) products and services to customers with mission-critical storage requirements. Our proactive applications bring intelligence to storage networks, enabling customers to manage their information infrastructures efficiently and effectively. We believe our solutions provide a superior combination of functionality, interoperability and management capability compared to other network storage solutions. Since our management team is comprised of several former enterprise information technology executives, we believe we have a unique focus on and understanding of our customers' needs.

     Our proprietary solutions, which are delivered either through our SANLink (Trade Mark) platform or through platforms produced and sold by our original equipment manufacturer, or OEM, partners, enable:

    o Interoperability with a wide range of storage and server products, allowing for the selection of superior, or best-of-breed, solutions;

    o Easy and rapid deployment of storage networks;

    o Scalability to accommodate enterprise growth;

    o Efficient and cost-effective use of storage resources;

    o Simplified, centralized management of storage networks, allowing them to be operated with minimal training;

    o Enhanced information protection and business continuity; and

    o Improved control over access to storage network data through enhanced network security.

     We believe the market for network storage management solutions is poised for rapid growth. Forrester Research estimates that the Global 2500 companies managed an average of 15,000 gigabytes of data in 1999 and that by 2003 they will manage an average of 153,000 gigabytes of data representing a 79% compound annual growth rate. Due to the increasing volume and importance of data and the complexity of data management, corporate storage-related spending is expected to rise dramatically. Based on IDC and Dataquest estimates, sales of network storage technology products are expected to increase from $4.4 billion in 1999 to $19.8 billion in 2004 representing a 34% compound annual growth rate. In addition, META Group estimates that between 70% and 80% of all information technology, or IT, spending in 2001 will be storage-related.

     We founded our business in 1995 and became a leading global value added reseller of redundant array of independent disks, or RAID, storage devices. As a result of our customer experience and expertise in the data storage area, we identified the need and opportunity for more comprehensive network storage solutions. We are utilizing our storage technology expertise, customer relationships and revenue base to grow our portfolio of Proactive Network Storage Solutions offerings.

     We currently market to global companies with mission-critical storage requirements through a direct sales force. Our customers include leading companies such as Morgan Stanley Dean Witter, Merrill Lynch & Co., Brocade Communications, Enron Broadband and Imation Corp. In the third quarter of 2000, we started selling our technology through an OEM relationship with Dell Computer Corporation. We are also pursuing relationships with additional OEMs and distributors. We believe this strategy will help us increase our customer base rapidly, generate awareness and acceptance of our technology in the marketplace and allow us to target potential customers more efficiently.

     We intend to become the leading provider of network storage products and services to customers with mission-critical storage requirements by:

    o Leveraging our superior technologies to increase market acceptance of our solution;

    o Enhancing current technology and introducing more advanced applications;


    o Pursuing a multi-channel global sales and distribution strategy;

    o Maintaining an intense focus on customers; and

    o Establishing StorageApps as a leading brand for enterprise storage solutions.
                                 ------------
     We were initially incorporated in New Jersey as RAID Power Service, Inc. on March 25, 1995. We were reincorporated in Delaware on September 11, 1998 and we changed our name to StorageApps Inc. on February 22, 2000. Our principal executive offices are located in the StorageApps Global Customer Center at 1001 Frontier Road, Bridgewater, New Jersey 08807, and our telephone number at that location is (908) 243-8700. We also maintain a web site at www.storageapps.com. This reference is not an active link to our web site and the information contained in or connected to our web site shall not be deemed to be incorporated into this prospectus or the registration statement of which it is a part.

                                 THE OFFERING


Common stock offered........             shares


Common stock to be
outstanding after
this offering...............             shares


Use of proceeds.............   We will receive net proceeds from this offering
                               of approximately $     million. We intend to use
                               the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures relating to the expansion of our operations.


Dividend policy.............   We do not intend to pay dividends on our common
                               stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.


Proposed Nasdaq National
Market symbol...............   STRG

     The number of shares to be outstanding after this offering is estimated based on the number of shares outstanding on June 30, 2000 on a pro forma basis to reflect the conversion of preferred stock outstanding and excludes, as of November 1, 2000, 11,424,323 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $3.98 per share and an additional 1,631,676 shares of common stock reserved for future issuance under our stock incentive plan.

     Except as otherwise indicated, information in the prospectus is based on the following assumptions:

    o the conversion of 106,007 shares of Series A convertible preferred stock, which was all of the outstanding shares of preferred stock, into 6,115,864 shares (including accrued stock dividends) of common stock on July 11, 2000; and

    o no exercise of the underwriters' over-allotment option.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                       FOR THE
                                                       PERIOD
                                                      MARCH 22,
                                                        1995
                                                     (INCEPTION)
                                                         TO                  YEAR ENDED DECEMBER 31,
                                                      DECEMBER   ------------------------------------------------
                                                      31, 1995      1996       1997         1998         1999
                                                    ------------ --------- ------------ ------------ ------------
                                                         (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales .........................................   $    456    $ 4,873    $ 15,689     $ 24,007     $ 23,322
Cost of goods sold ................................        153      3,165      10,562       14,347       13,782
                                                      --------    -------    --------     --------     --------
 Gross profit .....................................        303      1,708       5,127        9,660        9,540
Operating expenses (exclusive of non-cash
 stock compensation expense of $799,000 for
 the six months ended June 30, 2000) ..............        227      1,614       3,944        4,910        6,403
Stock compensation expense ........................         --         --          --           --           --
                                                      --------    -------    --------     --------     --------
 Income (loss) from operations ....................         76         94       1,183        4,750        3,137
Other income (expense)
 Interest income ..................................         --         --          89          194          100
 Interest expense .................................          9         77         209          357           81
                                                      --------    -------    --------     --------     --------
   Net income (loss) before income taxes ..........         67         17       1,063        4,587        3,156
Income tax expense (benefit) ......................         13         12         496        1,982        1,236
                                                      --------    -------    --------     --------     --------
 Net income (loss) ................................   $     54    $     5    $    567     $  2,605     $  1,920
                                                      ========    =======    ========     ========     ========
Net income (loss) per share, basic and diluted.....         --         --    $    .01     $    .06     $    .04
Weighted average common shares outstanding,
 basic ............................................     44,695     44,695      44,695       44,697       44,700
Weighted average common shares outstanding,
 diluted ..........................................     44,695     44,695      44,695       46,462       50,000
Pro forma basic net income (loss) per share .......
Pro forma diluted net income (loss) per share .....
Pro forma weighted average common shares
 outstanding, basic ...............................
Pro forma weighted average common shares
 outstanding, diluted .............................



                                                        SIX MONTHS ENDED
                                                            JUNE 30,
                                                    ------------------------
                                                        1999        2000
                                                    ----------- ------------
                                                          (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales .........................................  $  9,434     $ 16,159
Cost of goods sold ................................     5,340        8,779
                                                     --------     --------
 Gross profit .....................................     4,094        7,380
Operating expenses (exclusive of non-cash
 stock compensation expense of $799,000 for
 the six months ended June 30, 2000) ..............     2,620        8,160
Stock compensation expense ........................        --          799
                                                     --------     --------
 Income (loss) from operations ....................     1,474       (1,579)
Other income (expense)
 Interest income ..................................        27          115
 Interest expense .................................         1           31
                                                     --------     --------
   Net income (loss) before income taxes ..........     1,500       (1,495)
Income tax expense (benefit) ......................       641         (456)
                                                     --------     --------
 Net income (loss) ................................  $    859     $ (1,039)
                                                     ========     ========
Net income (loss) per share, basic and diluted.....  $    .02     $   (.02)
Weighted average common shares outstanding,
 basic ............................................    44,700       46,957
Weighted average common shares outstanding,
 diluted ..........................................    50,000       46,957
Pro forma basic net income (loss) per share .......
Pro forma diluted net income (loss) per share .....
Pro forma weighted average common shares
 outstanding, basic ...............................
Pro forma weighted average common shares
 outstanding, diluted .............................


                                          AS OF JUNE 30, 2000
                                       -------------------------
                                                    PRO FORMA AS
                                         ACTUAL       ADJUSTED
                                       ---------   -------------
                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents ..........    $ 7,920
Working capital ....................     23,536
Total assets .......................     37,639
Total liabilities ..................     13,589
Total stockholders' equity .........     24,050

     Pro forma as adjusted balance sheet data and pro forma basic and diluted net income (loss) per share data gives effect to the conversion of 106,007 shares of Series A convertible preferred stock, which was all of our outstanding shares of preferred stock, into 6,115,864 shares (including accrued stock dividends) of common stock on July 11, 2000, and the issuance and sale by
us of      shares of common stock in this offering. See "Use of Proceeds" and
"Capitalization."

     Weighted average common shares outstanding for all periods have been adjusted to reflect the 50-for-1 stock split effective January 27, 2000, and the 1998 exchange of 100 shares of common stock, no par value, for 893,893 shares of common stock, $.01 par value. The loss per common share calculation for the six months ended June 30, 2000 excludes shares issuable upon conversion of convertible preferred stock or exercise of options, as the effect is anti-dilutive for the period.

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risks and the other information in this prospectus before investing in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

   WE HAVE ONLY RECENTLY BEGUN TO SELL OUR SANLINK PLATFORM AND WE MAY NOT BE SUCCESSFUL IN SELLING OUR NEW PRODUCTS; IN ADDITION, IT MAY BE DIFFICULT TO PREDICT OUR FUTURE RESULTS

     We began to sell our new SANLink platform in the second quarter of 2000. This is a new product line -- previously, most of our revenues were derived from sales of RAID storage devices. In addition to direct sales of our SANLink platform, we expect to derive revenues from licenses of our software to OEMs and distributors. Our future revenues will depend on the development of enhancements to the applications we currently offer on the SANLink platform. We may not be successful in developing any of these revenues. Due to the changing nature of our business and our limited experience in the network storage solutions market, our historical financial information is not a reliable indicator of future performance. Therefore, it may be difficult to evaluate our business and prospects.


   THE MARKET FOR NETWORK STORAGE SOLUTIONS IS NEW; OUR BUSINESS MAY SUFFER IF IT DOES NOT DEVELOP AS WE EXPECT

     The market for network storage solutions has only recently begun to develop and is rapidly evolving. Because this market is new, it is difficult to predict its potential size or future growth rate. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like network storage solutions. Our success in generating revenue in this emerging market will depend on, among other things, our ability to educate potential customers about the benefits of network storage solutions and our ability to maintain and enhance our relationships with leading OEMs and distributors.


   WE MAY NOT BE SUCCESSFUL IN GROWING OUR SANLINK PLATFORM SALES OR IN FORGING STRATEGIC ALLIANCES WITH OEMS AND DISTRIBUTORS

     The market for storage area network, or SAN, devices such as our SANLink platform is very new. If we are unsuccessful at addressing the needs of the market or if we have overestimated the size of this market, our SANLink platform sales may not grow as expected. In addition to directly marketing our SANLink platform, we plan to enter into strategic alliances with OEMs and distributors, whereby they license our technology for use in their products. Potential purchasers of our SANLink platform may choose competing products or solutions, including products from OEMs or distributors containing our licensed technology, instead of our SANLink platform. This may negatively impact our sales. A key element of our growth strategy is to leverage our existing customer relationships by selling our SANLink platform to our installed base of customers. If we are unable to do this, our sales may be negatively affected. If our SANLink platform sales do not grow as expected, if we are unsuccessful at forging strategic alliances or if sales of our products are displaced by sales of OEMs' or distributors' products, our business, results of operations and financial condition may be seriously harmed.


   OUR SALES HAVE BEEN HIGHLY CONCENTRATED WITH A FEW MAJOR CUSTOMERS; IF WE LOSE ONE OR MORE OF THESE CUSTOMERS, OUR BUSINESS MAY BE SERIOUSLY HARMED

     Our two most important customers accounted for an aggregate of 82.3%, 78.2%, 52.2% and 63.6% of our sales in 1997, 1998, 1999 and the first half of 2000. Substantially all of these sales were of our RAID storage devices. Morgan Stanley Dean Witter accounted for 53.2%, 52.8%, 39.5% and 54.4% of our sales in 1997, 1998, 1999 and the first half of 2000, while Merrill Lynch & Co. accounted for 29.1%, 25.4%, 12.7% and 9.2% of our sales during those same periods. In addition, 75.6% of our sales in 1999 were to the financial services industry. If we were to lose one or more of our major customers, our business may be seriously harmed.

   OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE FAIL TO MANAGE OUR GROWTH PROPERLY

     We are expanding our operations rapidly to support our new SANLink platform and related services. Our total number of employees grew from 24 at December 31, 1999 to 169 at November 1, 2000, and we expect to hire a significant number of employees during the remainder of 2000 and early 2001. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources.

     In order to grow and achieve future success, we must:

      o  retain existing personnel;

      o  hire, train, manage and retain additional qualified personnel; and

      o effectively manage relationships with our customers, suppliers and other third parties.

     Several members of our senior management joined us during the last year, including our Chief Financial Officer, General Counsel and Chief Marketing Officer. Because we will need to continue to expand, train and manage our workforce worldwide, we will incur increased operating expenses. If we do not manage this growth, or if our revenues do not grow as fast as planned, our results would be adversely affected.


   WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE HIGHLY COMPETITIVE NETWORK STORAGE TECHNOLOGY INDUSTRY

     We compete against a number of hardware manufacturers, software developers, and vendors of both hardware and software, which sell SAN appliances and/or SAN consulting or related services. If we are unable to compete successfully, our business may fail. As a result of our shift of focus to sales of our SANLink platform, we may compete directly against many of the largest OEMs who sell or may sell SAN appliances. Many of these competitors have significantly greater financial resources, larger development, sales and marketing staffs, longer operating histories, greater name recognition, larger client bases and more established relationships in the industry. As a result, these competitors may be able to rapidly establish or expand network storage offerings more quickly, adapt to new technologies and customer requirements faster, take advantage of acquisition and other opportunities more readily and adopt more aggressive pricing policies than we may be able to.

     If the market for SAN appliance-based storage solutions grows as we expect it to, additional direct competitors are likely to enter this market. It is possible that some OEMs with whom we do business, or hope to do business, may discontinue their relationships with us and enter the market directly.

     Increased competition from any of these sources could result in a loss of customers and market share. Additionally, price competition, particularly from competitors with greater resources, could require us to reduce prices for our products and services. Any of these results could seriously harm our business, results of operations and financial condition. See "Business -- Competition."


   OUR PRODUCTS MAY NOT BE ACCEPTED BY CUSTOMERS OR MAY BECOME OBSOLETE IF WE DO NOT RESPOND RAPIDLY TO TECHNOLOGICAL AND MARKET CHANGES

     Our industry is characterized by rapid technological change and frequent product and service introductions. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our products and services may become obsolete, which would materially harm our business and results of operations. Alternatively, the market may develop to a point where devices such as our SANLink platform are not required, as a result of consolidation in the network server and/or storage device industries. If any of these events were to occur, our business could be seriously harmed.


   OUR BUSINESS WILL SUFFER IF WE DO NOT ENHANCE AND EXPAND OUR PRODUCT AND SERVICE OFFERINGS TO MEET CHANGING CUSTOMER REQUIREMENTS AND EXPECTATIONS

     To be successful, we must develop enhanced features and capabilities that our current products and services do not have. We must, in an effective and timely manner, anticipate and satisfy our customers' requirements and expectations by developing and offering products and services that meet their demands. The development of new or enhanced products and services is a complex and uncertain process that requires accurate anticipation of technological and market trends. We may experience design, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and services as well as enhancements to our existing products and services. In addition, the introduction of new or enhanced products and services must allow our customers to easily upgrade without disrupting their storage capabilities. Our failure to anticipate and meet changing customer requirements and expectations or to effectively provide for easy upgrades by our customers to new products and services would adversely affect our business, results of operations and financial condition.


   OUR COMPLEX PRODUCTS MAY HAVE ERRORS OR DEFECTS WHICH COULD RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR COSTLY LITIGATION AGAINST US

     Our SANLink platform is complex and is designed to be deployed in large and complex networks with large volumes of traffic. Accordingly, our SANLink platform can only be fully tested when completely deployed in these types of networks. Our customers may discover errors or defects in the hardware or the software, or our product may not operate as expected. In addition, many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications and utilize multiple protocol standards. Because our products are critical to the networks of our customers, any significant interruption in their service as a result of defects in our product within our customers' networks could result in lost profits or damage to these customers. These problems could cause us to incur significant service and warranty costs, divert engineering personnel from product development efforts and significantly impair our ability to maintain existing customer relationships and attract new customers. Although our contracts with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages, a court might not enforce a limitation on our liability, which could expose us to financial loss. In addition, a product liability claim, whether successful or not, would likely be time consuming and expensive to resolve and would divert management time and attention. Further, if we are unable to fix the errors or other problems that may be identified in full deployment, we would likely experience loss of or delay in revenues and loss of market share and our business and prospects would suffer.


   IF WE LOSE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS

     Our future performance will be substantially dependent on the continued services of our senior management and other key personnel. We do not have term employment agreements with any of our key personnel. The loss of any member of our executive management team and our inability to hire additional executive management could harm our business and results of operations. In addition, our personnel needs are more acute than those facing most companies as a result of our rapid expansion and the general tightness in the technology job markets. We must hire many additional sales, engineering, service and administrative personnel to support our SANLink platform and related services. If we are unable to hire and retain these employees, our business and quarterly and annual results of operations will be adversely affected. Additions of new personnel and departures of existing personnel may also disrupt our business and may result in the departure of other employees.


   WE RELY ON THIRD PARTY MANUFACTURERS FOR THE COMPONENTS IN OUR HARDWARE PRODUCTS, AND ANY INTERRUPTION IN THE SUPPLY OF THESE PRODUCTS AND MATERIALS COULD HARM OUR BUSINESS

     We are dependent on other companies to manufacture the key components of our hardware products. A number of our key components are purchased from only one manufacturer. Although we believe that in the event of a shortage of any of these components we generally would be able to obtain like parts from other manufacturers or resellers without material harm to our business, it is possible that we could experience interruptions in our business if we are unable to obtain quality replacements in the quantities we require. Any interruption in our ability to obtain these products, or comparable quality replacements, would substantially harm our business and results of operations.

   IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

     Our success and ability to compete are substantially dependent upon our internally developed technology. We intend to rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. These legal protections afford only limited protection. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our ability to compete effectively. We do not have any patents and, although we recently filed four patent applications in the United States and are considering filing patent applications in international jurisdictions, we cannot be certain that any of these or any future patent applications will be granted, that any future application will not be challenged, invalidated or circumvented, or that rights granted under any patent issued to us will afford us a competitive advantage. Our intellectual property may be subject to even greater risk in foreign jurisdictions because the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources.

     A third party recently commenced an action against us alleging that we actively induced infringement of, and contributorily infringed, certain patents relating to aspects of data mirroring. See "Business--Legal Proceedings" for a discussion of this action.


RISKS RELATED TO THE SECURITIES MARKETS, THIS OFFERING AND OUR COMMON STOCK

   PURCHASERS OF OUR COMMON STOCK IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION AND MAY BE HARMED BY FUTURE DEBT OR EQUITY ISSUANCES

     The initial public offering price per share will significantly exceed our net tangible book value per share. You will experience immediate dilution of
$     in the pro forma as adjusted net tangible book value per share of common
stock, assuming an initial public offering price of $     per share. You also
will experience additional dilution when outstanding options and warrants are exercised. If in the future we raise additional capital through the issuance of equity securities, the percentage ownership of our then existing stockholders, including investors in this offering, will decline, you may experience dilution in net book value per share, and those equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Any debt financing undertaken may involve covenants limiting or restricting our operations or future opportunities.


   OUR STOCK PRICE MAY BE VOLATILE AFTER THIS OFFERING AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of the market price for the common stock that may develop after this offering. We do not know the extent to which investor interest will lead to the development of an active public market. The market for technology stocks in particular has been extremely volatile. You may not be able to resell your shares of our common stock at or above the initial public offering price and you may lose some or all of your investment as a result. Our operating results may fluctuate significantly due to a number of factors, many of which are described elsewhere in this prospectus. Our revenues in any quarter will depend substantially on orders we fulfill in that quarter. If we have lower revenues than we expect, we probably will not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall in revenues or delay of customer orders could have an immediate adverse effect on our operating results in that quarter. In addition to our operating results, many factors may cause our stock price to fluctuate, including:

    o economic or market conditions generally or in the technology or financial services industries;

    o announcements by us or our competitors of significant contracts, new product or service offerings or enhancements, acquisitions, joint ventures or capital commitments;

    o the addition or departure of key personnel;

    o sales of our common stock or other securities in the future;

    o changes in market valuations of technology companies;

    o our failure to meet estimates of our financial performance by securities analysts; and

    o changes in estimates of our financial performance or changes in recommendations by securities analysts.


   OUR BUSINESS COULD BE HARMED BY CLASS ACTION LITIGATION RELATING TO STOCK PRICE VOLATILITY

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Those companies, like us, that are involved in rapidly changing technology markets are particularly subject to this risk. We may be the target of litigation of this kind in the future. This kind of securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business. We could also incur significant damages as a result of such litigation.


     FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

          shares of our common stock held by our existing stockholders will become freely tradable in the public market 180 days after this offering. See "Underwriters." The market price of our common stock could fall in response to sales of a large number of shares of our common stock in the market after this offering or in response to the perception that sales of a large number of shares could occur. In addition, such sales could create the perception by the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a more detailed discussion of shares eligible for sale after the offering, see "Shares Eligible for Future Sale."


   OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD INHIBIT A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE

     Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change of control or changes in our management that stockholders consider favorable. These provisions include:

    o authorizing the issuance by our board of directors of "blank check" preferred stock without any action by our stockholders;

    o providing for a classified board of directors with staggered, three-year terms;

    o providing that directors may only be removed for cause by a two-thirds vote of stockholders;

    o prohibiting stockholder action by written consent;

    o limiting the persons who may call special meetings of stockholders;
      and

    o establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Additionally, because our existing stockholders will continue to hold voting control after the offering, they will be able to prevent most changes of control. Delaware law also imposes limitations on persons proposing to merge with or acquire us. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."


   BECAUSE CERTAIN EXISTING STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, OTHER STOCKHOLDERS' VOTING POWER MAY BE LIMITED

     Following consummation of this offering, limited partnerships partially controlled by Daniel Gittleman, our Chairman and Chief Executive Officer, will
beneficially own approximately   % of our
common stock. In addition, our executive officers, directors and their affiliates will beneficially own or control a large portion of our common stock. In combination with entities owning 5% or more of our outstanding shares of common stock immediately prior to this offering, this group will control
shares of common stock, or approximately   % of the outstanding shares of our
common stock immediately after this offering. As a result, if these persons act together, they will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These stockholders may make decisions that are adverse to your interests. See "Principal Stockholders" for more information about ownership of our outstanding shares.


   WE HAVE BROAD DISCRETION OVER HOW TO USE THE OFFERING PROCEEDS, AND THE INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN

     The net proceeds of this offering are not allocated for specific purposes. Thus, our management has broad discretion over how these net proceeds are used and could spend most of these proceeds in ways with which our stockholders may not agree. The net proceeds may be invested in ways that do not yield favorable returns. Pending use of the net proceeds of this offering, we plan to invest the net proceeds in short-term investment grade, interest-bearing securities. See "Use of Proceeds" for more information about how we plan to use the proceeds of this offering.


   WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS

     We expect the net proceeds from this offering, our current cash and cash equivalents and expected future cash flows from operations will meet our currently anticipated working capital and capital expenditure needs for the foreseeable future. We may need to raise additional funding if we decide to undertake more rapid expansion, including acquisitions of complementary products or technologies, or if we increase our marketing and/or research and development efforts in order to respond to competitive pressures. We cannot be certain that we will be able to obtain additional equity or debt financing on favorable terms, if at all. We may obtain additional financing by issuing shares of our common stock, which could dilute our existing stockholders. If we cannot raise needed funds on acceptable terms, or at all, we may not be able to develop or enhance our products or respond appropriately to competitive pressures, which would seriously harm our business.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS


     We have made forward-looking statements in this prospectus, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from this offering and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

     You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate and technological advances.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of      shares of common
stock in this offering will be approximately $    million, assuming an initial
public offering price of $    per share and after deducting underwriting
discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the
net proceeds from this offering will be approximately $    million.

     The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public markets. As of the date of this prospectus, we have not made any specific expenditure plans with respect to the net proceeds from this offering and, therefore, our management has broad discretion with respect to the use of all of the net proceeds from this offering. We expect to use the net proceeds from this offering, together with available funds, for general corporate purposes, including working capital and capital expenditures relating to the expansion of our operations. Pending these uses, we plan to invest the net proceeds of this offering in short-term investment grade, interest-bearing securities. The timing and size of our particular capital expenditure needs may change rapidly in response to perceived market opportunities, technological changes and actions by our competitors and, therefore, our management is currently unable to allocate any specific portions of the net proceeds for particular uses.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:


    o on an actual basis,


    o on a pro forma basis after giving effect to the conversion of 106,007 shares of Series A convertible preferred stock, which was all of the outstanding shares of preferred stock, into 6,115,864 shares (including accrued stock dividends) of common stock on July 11, 2000, and


    o on a pro forma as adjusted basis to reflect our sale of      shares of
      common stock at an assumed initial public offering price of $     per
      share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                    AS OF JUNE 30, 2000
                                                                           -------------------------------------
                                                                                                       PRO FORMA
                                                                                                          AS
                                                                              ACTUAL      PRO FORMA    ADJUSTED
                                                                           ------------ ------------- ----------
                                                                                      (IN THOUSANDS)
                                                                                        (UNAUDITED)
Capital lease obligations ................................................   $   822       $   822      $
Stockholders' equity:
 Convertible preferred stock, $.01 par value per share, 200,000 shares authorized and 106,007 shares issued and outstanding, actual;
   5,000,000 shares authorized and 0 shares issued and outstanding,
   pro forma and pro forma as adjusted ...................................         1            --           --
 Common stock, $.01 par value per share, 75,000,000 shares
   authorized and 49,004,554 shares issued and outstanding, actual;
   200,000,000 shares authorized and     shares issued and
   outstanding, pro forma and pro forma as adjusted ......................       490           551
 Additional paid-in capital ..............................................    19,997        19,937
 Retained earnings .......................................................     3,661         3,661
 Deferred compensation ...................................................       (95)          (95)
 Accumulated other comprehensive loss ....................................        (4)           (4)
 Stock subscription receivable from stockholder ..........................       --            --
                                                                             -------       -------
Total stockholders' equity ...............................................    24,050        24,050
                                                                             -------       -------
 Total capitalization ....................................................   $24,872       $24,872      $
                                                                             =======       =======      =======

                                    DILUTION


     The pro forma net tangible book value of StorageApps as of June 30, 2000 was $24.0 million or $0.44 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible total assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of 106,007 shares of Series A convertible preferred stock, which was all of the outstanding shares of preferred stock, into 6,115,864 shares (including accrued stock dividends) of common stock on
July 11, 2000. Assuming the sale by us of       shares of common stock in this
offering at an assumed initial public offering price of $    per share, our pro
forma net tangible book value as of June 30, 2000 would have been $   , or
$     per share of common stock. This represents an immediate increase in pro
forma net tangible book value of $    per share to our existing stockholders
and an immediate dilution of $    per share to new investors purchasing shares
in this offering. The following table illustrates this dilution of common stock:

Assumed initial public offering price per share ..........................                $
 Pro forma net tangible book value per share as of June 30, 2000 .........   $ 0.44
 Increase per share attributable to new investors ........................   ------
 Pro forma net tangible book value per share after this offering .........                --------
Dilution per share to new investors ......................................                $
                                                                                          ========

     The following table summarizes information regarding the pro forma number of shares of common stock outstanding as of June 30, 2000. The table assumes the conversion of 106,007 shares of Series A convertible preferred stock, which were converted into 6,115,864 shares (including accrued stock dividends) of common stock on July 11, 2000. The information presented is based upon an
assumed initial public offering price of $    per share for shares purchased in
this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

                                      SHARES PURCHASED          TOTAL CONSIDERATION         AVERAGE
                                  ------------------------   --------------------------      PRICE
                                     NUMBER       PERCENT        AMOUNT        PERCENT     PER SHARE
                                  ------------   ---------   --------------   ---------   ----------
Existing stockholders .........   55,120,418           %      $20,001,000           %       $ 0.36
New investors .................
                                  ----------         ----     -----------         ----
 Total ........................                      100%     $                   100%
                                                     ====     ===========         ====

     These tables assume no exercise of any outstanding stock options or warrants to purchase common stock. As of June 30, 2000, there were:

    o 6,462,007 shares of common stock issuable upon the exercise of stock options outstanding under our stock incentive plan at a weighted average exercise price of $2.04 per share; and

    o 4,537,993 additional shares of common stock available for issuance under our stock incentive plan.

To the extent these options are exercised, there will be further dilution to the new investors.

     If the underwriters' over-allotment option is exercised in full, the
number of shares held by new investors will increase to       shares, or    %
of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated statement of income data for the years ended 1997, 1998, 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from the consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and the accompanying notes. The selected statement of income data for the periods ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996, are derived from our unaudited financial statements which are not included in this prospectus. The consolidated statement of income data for the six month periods ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from the unaudited financial statements included elsewhere in this prospectus, which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations during those periods and as of that date. Results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the year ended December 31, 2000.

     Pro forma basic and diluted net income (loss) per share data give effect to the conversion of 106,007 shares of Series A convertible preferred stock, which was all of our outstanding shares of preferred stock, into 6,115,864 shares (including accrued stock dividends) of common stock on July 11, 2000 and
the issuance and sale by us of      shares of common stock in this offering.
See "Use of Proceeds."

                                          FOR THE PERIOD
                                            MARCH 22,
                                               1995                                                    SIX MONTHS ENDED
                                          (INCEPTION) TO          YEAR ENDED DECEMBER 31,                  JUNE 30,
                                           DECEMBER 31,  ------------------------------------------ ----------------------
                                               1995         1996      1997       1998       1999       1999       2000
                                         --------------- --------- ---------- ---------- ---------- --------- ------------
                                                                          (IN THOUSANDS)
                                                (UNAUDITED)                                              (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales ..............................       $456       $4,873    $15,689    $24,007    $23,322    $9,434     $ 16,159
Cost of goods sold .....................        153        3,165     10,562     14,347     13,782     5,340        8,779
                                               ----       ------    -------    -------    -------    ------     --------
 Gross profit ..........................        303        1,708      5,127      9,660      9,540     4,094        7,380
Operating expenses:
 Sales and marketing expenses ..........         --          426        896      1,473      1,641       766        2,006
 General and administrative expenses
   (exclusive of non-cash stock
   compensation expense of $799,000
   for the six months ended June 30,
   2000) ...............................        227        1,188      3,048      3,411      4,210     1,633        3,661
 Research and development
   expenses ............................         --           --         --         26        552       221        2,493
 Stock compensation expense ............         --           --         --         --         --        --          799
                                               ----       ------    -------    -------    -------    ------     --------
   Total operating expenses ............        227        1,614      3,944      4,910      6,403     2,620        8,959
                                               ----       ------    -------    -------    -------    ------     --------
 Income (loss) from operations .........         76           94      1,183      4,750      3,137     1,474       (1,579)
Other income (expense)
 Interest income .......................         --           --         89        194        100        27          115
 Interest expense ......................          9           77        209        357         81         1           31
                                               ----       ------    -------    -------    -------    ------     --------
   Net income (loss) before income
    taxes ..............................         67           17      1,063      4,587      3,156     1,500       (1,495)
Income tax expense (benefit) ...........         13           12        496      1,982      1,236       641         (456)
                                               ----       ------    -------    -------    -------    ------     --------
 Net income (loss) .....................       $ 54       $    5    $   567    $ 2,605    $ 1,920    $  859     $ (1,039)
                                               ====       ======    =======    =======    =======    ======     ========

                                        FOR THE PERIOD
                                          MARCH 22,
                                             1995                                                           SIX MONTHS ENDED
                                        (INCEPTION) TO              YEAR ENDED DECEMBER 31,                     JUNE 30,
                                         DECEMBER 31,    ---------------------------------------------   ----------------------
                                             1995           1996        1997        1998        1999        1999        2000
                                       ---------------   ---------   ---------   ---------   ---------   ---------   ----------
                                                                            (IN THOUSANDS)
                                               (UNAUDITED)                                                    (UNAUDITED)
 Net income (loss) per share, basic
   and diluted .....................            --            --      $   .01     $   .06     $   .04     $   .02     $  (.02)
 Weighted average common shares
   outstanding, basic ..............        44,695        44,695       44,695      44,697      44,700      44,700      46,957
 Weighted average common shares
   outstanding, diluted ............        44,695        44,695       44,695      46,462      50,000      50,000      46,957
 Pro forma basic net income (loss)
   per share .......................
 Pro forma diluted net income (loss)
   per share .......................
 Pro forma weighted average
   common shares outstanding, basic
 Pro forma weighted average
   common shares outstanding,
   diluted .........................


                                                          AS OF DECEMBER 31,                      AS OF JUNE 30,
                                         -----------------------------------------------------   ---------------
                                          1995      1996        1997        1998        1999           2000
                                         ------   --------   ---------   ---------   ---------   ---------------
                                                                (IN THOUSANDS)
                                            (UNAUDITED)                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents ............    $ 29     $  234     $  199      $ 2,023     $ 1,195        $ 7,920
Working capital (deficiency) .........      12        (82)      (997)       3,198       5,765         23,536
Total assets .........................     367      2,631      6,848       11,142      14,586         37,639
Total liabilities ....................     313      2,571      6,225        7,914       9,438         13,589
Total stockholders' equity ...........      55         60        623        3,228       5,148         24,050

     Weighted average common shares outstanding for all periods have been adjusted to reflect the 50-for-1 stock split effective January 27, 2000, and the 1998 exchange of 100 shares of common stock, no par value, for 893,893 shares of common stock, $.01 par value. The loss per common share calculation for the six months ended June 30, 2000 excludes shares issuable upon conversion of convertible preferred stock or exercise of options, as the effect is anti-dilutive for the period.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     StorageApps provides a portfolio of Proactive Network Storage Solutions products and services to customers with mission-critical storage requirements. We deliver solutions utilizing our proprietary technology, which are available through our SANLink platform, as well as through platforms produced and sold by our OEM partners.

     Our SANLink platform became commercially available in the second quarter of 2000. In addition, we have begun to enter into agreements under which OEMs will integrate our technology into their products. Our first OEM products were sold by Dell Computer in the third quarter of 2000. Also in the third quarter, we introduced the first product extension to the SANLink platform, SANLink Plus(Trade Mark). SANLink Plus provides all of the features, functionality and benefits of the base SANLink platform, as well as network attached storage, or NAS, as a completely integrated element.

     Until the launch of our SANLink platform and the related OEM products, almost all of our revenues were derived from sales of RAID storage devices. Although this business will continue, we expect revenues from RAID storage devices to decline significantly as a percentage of our sales. We are leveraging our storage technology expertise, customer relationships and revenue base to grow our Proactive Network Storage Solutions products and services.

     We currently market the SANLink platform through a direct sales force, a worldwide distribution network and our OEM relationship base. We assemble, integrate and test the SANLink platform at our Lawrenceville, New Jersey facility and support the installed products with our technical support staff in our six locations.


 REVENUES

     We currently derive revenues from two sources:

    o Integrated SAN Solutions: Sales of our SANLink platform, which began in June 2000, amounted to $1.1 million for the six months ended June 30, 2000.

    o RAID storage systems sales: We sold approximately $23.3 million of RAID storage device systems loaded with our proprietary monitoring software in 1999. Sales of these RAID storage devices were $15.1 million for the six months ended June 30, 2000.

Included in these amounts are revenues we derive from related service and support contracts.

     We have also entered into an agreement with Dell providing for its license of our proprietary technology for use in its PowerVault 530F storage device and follow-on offerings of products. We expect to begin recognizing royalty revenues during the fourth quarter of 2000.

     We recognize revenue from sales of our SANLink platform upon completion of installation. We generally recognize RAID storage device revenue when products are shipped to customers. We do not provide our customers with product return programs. Reserves for warranty repairs are provided based upon historical warranty repairs experience. We recognize revenues from service and support over the life of the contract. We will recognize royalty revenues from OEMs or distributors as they are received. Dell has agreed to make quarterly royalty payments.

     Our sales have been highly concentrated with a few major customers. Our two most important customers accounted for an aggregate of 82.3%, 78.2%, 52.2% and 63.6% of our sales in 1997, 1998, 1999 and the first half of 2000. Substantially all of these sales were of our RAID storage devices. Morgan Stanley Dean Witter accounted for 53.2%, 52.8%, 39.5% and 54.4% of our sales in 1997, 1998, 1999 and the first half of 2000, while Merrill Lynch & Co. accounted for 29.1%, 25.4%, 12.7% and 9.2% of our sales during those same periods. In addition, 75.6% of our sales in 1999 were to the financial services industry. We expect that our customer base will diversify as our SANLink platform continues to gain market acceptance.

 EXPENSES

     The expenses making up our cost of goods sold consist primarily of purchases of components for our hardware products and costs of assembly, integration and testing.

     Sales and marketing expenses consist primarily of salaries and related employee costs, sales commissions, advertising, travel, public relations and other costs associated with marketing materials and tradeshows. We expect that sales and marketing expenses will increase in the future as we hire additional sales and marketing personnel.

     General and administrative expenses consist primarily of salaries and related personnel expenses, fees paid for legal, accounting and professional services, depreciation and amortization and other general corporate expenses. We expect general and administrative expenses to increase as we incur costs related to the anticipated growth of our business and the infrastructure required to operate as a public company.

     Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and other service providers, design tools and equipment and computer support services expenses. We believe that continued investment in research and development is critical to the success of our future operations.

     During the six months ended June 30, 2000, we recorded a non-cash charge of $799,000 for stock compensation. Of this charge, $795,000 relates to options granted to non-employee consultants. We do not expect additional charges relating to these options. The remaining $4,000 relates to options granted to employees at prices subsequently deemed to be below fair market value on the dates of grant. We expect aggregate additional charges of $95,300 relating to these options during the remainder of 2000, 2001 and 2002. See note 11 to the consolidated financial statements included in this prospectus for additional information.


RESULTS OF OPERATIONS

     The following table summarizes historical results of operations as a percentage of net sales for the periods shown:


                                                                                             SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                   JUNE 30,
                                               ---------------------------------------   -------------------------
                                                   1997          1998          1999          1999          2000
                                               -----------   -----------   -----------   -----------   -----------
                                                                                                (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales ..................................       100.0%        100.0%        100.0%        100.0%       100.0%
Cost of goods sold .........................        67.3          59.8          59.1          56.6         54.3
                                                   -----         -----         -----         -----        -----
 Gross profit ..............................        32.7          40.2          40.9          43.4         45.7
Operating expenses:
 Sales and marketing expenses ..............         5.7           6.1           7.0           8.1         12.4
 General and administrative expenses
   (exclusive of non-cash stock
   compensation expense for the six
   months ended June 30, 2000) .............        19.4          14.2          18.1          17.3         22.7
 Research and development expenses .........          --           0.1           2.4           2.4         15.4
 Stock compensation expense ................          --            --            --            --          4.9
                                                   -----         -----         -----         -----        -----
   Total operating expenses ................        25.1          20.4          27.5          27.8         55.4
                                                   -----         -----         -----         -----        -----
 Income (loss) from operations .............         7.6          19.8          13.5          15.6        ( 9.7)
Other income (expense) .....................
 Interest income ...........................         0.5           0.8           0.4           0.3          0.7
 Interest expense ..........................         1.3           1.5           0.4           0.0          0.2
                                                   -----         -----         -----         -----        -----
   Net income (loss) before income
    taxes ..................................         6.8          19.1          13.5          15.9        ( 9.2)
Income tax expense (benefit) ...............         3.2           8.3           5.3           6.8        ( 2.8)
                                                   -----         -----         -----         -----        -----
 Net income (loss) .........................         3.6%         10.8%          8.2%          9.1%       ( 6.4)%
                                                   =====         =====         =====         =====        =====

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

     Net sales. Net sales for the six months ended June 30, 2000 totaled $16.2 million, an increase of $6.8 million, or 72.3%, from $9.4 million for the comparable period of the prior year. The increase was due primarily to an increase in sales volumes for our RAID storage devices and the introduction of our SANLink product line.

     Gross profit. Gross profit for the six months ended June 30, 2000 totaled $7.4 million, or 45.7% of sales, compared to $4.1 million, or 43.4% of sales, for the comparable period of the prior year. This increase as a percentage of net sales was due primarily to reduced prices from the manufacturer of our RAID storage devices, and the introduction of higher margin SANLink products.

     Sales and marketing expenses. Sales and marketing expenses for the six months ended June 30, 2000 totaled $2.0 million, or 12.4% of sales, compared to $766,200, or 8.1% of sales, for the comparable period of the prior year. This increase was due primarily to our establishment in the second quarter of 2000 of a marketing department, and expenses incurred in connection with building the StorageApps brand and the launch of our SANLink platform.

     General and administrative expenses. General and administrative expenses (exclusive of non-cash stock compensation expense) for the six months ended June 30, 2000 totaled $3.7 million, or 22.7% of sales, compared to $1.6 million, or 17.3% of sales, for the comparable period of the prior year. This increase was due primarily to new hires and increases in salaries in anticipation of growth in our Proactive Network Storage Solutions business.

     Research and development expenses. Research and development expenses for the six months ended June 30, 2000 totaled $2.5 million, or 15.4% of sales, compared to $221,500, or 2.4% of sales, for the comparable period of the prior year. This increase was due mainly to increases in spending on development of our SANLink platform.

     Stock compensation expense. We incurred stock compensation expense of $799,000 in the six months ended June 30, 2000, as described above.

     Other income (expense). Other income (expense) for the six months ended June 30, 2000 totaled $84,000, or 0.5% of sales, compared to $26,000, or 0.3% of sales, for the comparable period of the prior year. This increase was due mainly to an increase in interest income as a result of increased cash and cash equivalents, partially offset by an increase in interest expense on capital lease obligations.

     Net income (loss). As a result of the foregoing, we had a net loss of $1.0 million for the six months ended June 30, 2000, compared to net income of $859,200 for the comparable period of the prior year.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net sales. Net sales in 1999 totaled $23.3 million, a decrease of $679,000, or 2.9%, from $24.0 million in 1998. The decrease was due primarily to the transition of resources to the development and launch of our SANLink platform and to customers purchasing less equipment in the fourth quarter of 1999 due to allocation of IT budgets to required Year 2000 compliance spending.


     Gross profit. Gross profit in 1999 totaled $9.5 million, or 40.9% of sales, compared to $9.7 million, or 40.2% of sales, in 1998. This increase as a percentage of net sales was due primarily to reduced prices from the manufacturer of our RAID storage devices.

     Sales and marketing expenses. Sales and marketing expenses in 1999 totaled $1.6 million, or 7.0% of sales, compared to $1.5 million, or 6.1% of sales, in 1998. This increase was due primarily to the addition of sales and marketing personnel.

     General and administrative expenses. General and administrative expenses in 1999 totaled $4.2 million, or 18.1% of sales, compared to $3.4 million, or 14.2% of sales, in 1998. The increase was due primarily to increased expenses relating to the hiring of new senior management and other personnel at the end of 1999, in connection with the development and launch of our SANLink platform.

     Research and development expenses. Research and development expenses in 1999 totaled $552,500, or 2.4% of sales, compared to $26,300, or 0.1% of sales, in 1998. This increase was due mainly to increased spending on development of our SANLink platform.

     Other income (expense). Other income (expense) in 1999 totaled $19,000, or 0.0% of sales, compared to $(163,000), or (0.7)% of sales, for the comparable period of the prior year. This change was due to reduced interest expense as a result of the reduction of notes payable.

     Net income. As a result of the foregoing, net income decreased to $1.9 million, or 8.2% of sales, in 1999, from $2.6 million, or 10.8% of sales, in 1998.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net sales. Net sales in 1998 totaled $24.0 million, an increase of $8.3 million, or 52.9%, from $15.7 million in 1997. The increase was due primarily to an increase in sales to Morgan Stanley Dean Witter and Merrill Lynch.

     Gross profit. Gross profit in 1998 totaled $9.7 million, or 40.2% of sales, compared to $5.1 million, or 32.7% of sales in 1997. This increase as a percentage of sales was due primarily to reduced prices from the manufacturer of our RAID storage devices.

     Sales and marketing expenses. Sales and marketing expenses in 1998 totaled $1.5 million, or 6.1% of sales, compared to $896,200, or 5.7% of sales, in 1997. This increase was due mainly to commissions paid to sales professionals as a result of increased revenues.

     General and administrative expenses. General and administrative expenses in 1998 totaled $3.4 million, or 14.2% of sales, compared to $3.0 million, or 19.4% of sales, in 1997. This decrease as a percentage of net sales was due primarily to our successful efforts to increase sales without a comparable increase in general and administrative expenses.

     Research and development expenses. Research and development expenses in 1998 totaled $26,300, or 0.1% of sales, compared to $0 in 1997. The 1998 figure related to software developed for our RAID customers.

     Other income (expense). Other income (expense) in 1998 totaled $(163,000), or (0.7)% of sales, compared to $(120,000), or (0.8)% of sales, for the comparable period of the prior year. This increase was due to an increase in interest expense in connection with outstanding notes payable, partially offset by an increase in interest income as a result of increased cash and cash equivalents.

     Net income. As a result of the foregoing, net income increased to $2.6 million, or 10.8% of sales, in 1998, from $567,200, or 3.6% of sales, in 1997.


LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our operations primarily through cash from operations and private issuances of equity securities.

     Our operating activities used net cash of $11.2 million for the six months ended June 30, 2000, used net cash of $442,600 in 1999, provided net cash of $2.3 million in 1998 and used net cash of $117,000 in 1997. For the six months ended June 30, 2000, the primary use of net cash was an increase in accounts receivable, arising out of increased sales of our RAID storage devices. We also substantially increased our spending on inventory in anticipation of the launch of our SANLink platform and to provide potential customers with demonstration units. We believe the use of on-site demonstration units is crucial for generating new customer sales. Also contributing to our uses of net cash were payments of income taxes and research and development expenses relating to our SANLink platform. These uses of cash were partially offset by an increase in accounts payable.

     Net cash used in investing activities was $1.1 million for the six months ended June 30, 2000, $341,500 in 1999, $115,300 in 1998 and $40,700 in 1997.
The cash used was primarily for the purchase of property and equipment and the purchase of short-term investments in the six months ended June 30, 2000. We intend to continue to invest our cash in excess of current operating requirements in short-term investment grade, interest-bearing securities, some of which are classified for accounting purposes as cash equivalents and some as short-term investments.

     Financing activities provided cash of $19.0 million for the six months ended June 30, 2000, used cash of $43,700 in 1999, used cash of $394,800 in 1998 and used cash of $123,000 in 1997. The primary source of cash from financing activities has been issuances of equity securities. The primary use of cash from financing activities has been capitalized lease payments and the repayment of a note outstanding in 1998.

     Although our capital expenditure plans may change, we estimate capital expenditures for the full year 2000 to be approximately $10 million. We estimate capital expenditures in 2001 to be approximately $12 million.

     On October 3, 2000 we sold and issued a total of 3,500,000 shares of common stock to accredited investors in a private placement for an aggregate amount of $35,000,000.

     Our principal sources of liquidity consist of equity financings and cash flows from operations. We also maintain a bank credit facility which includes a revolving line of credit providing borrowings up to the lesser of $15 million or 85% of eligible accounts receivable. Borrowings under the revolving line of credit bear interest at the bank's prime rate and are secured by our accounts receivable and inventories. The revolving line of credit requires the maintenance of specified levels of tangible net worth and certain financial ratios based on eligible accounts receivable balances measured on a monthly basis. We currently have no balance outstanding under this credit facility.

     We expect the net proceeds from this offering, our recent private financing and our current cash and cash equivalents will meet our currently anticipated working capital and capital expenditure needs for the foreseeable future. We may need to raise additional funding if we decide to undertake more rapid expansion, including acquisitions of complementary products or technologies, or if we increase our marketing and/or research and development efforts in order to respond to competitive pressures. We cannot be certain that we will be able to obtain additional equity or debt financing on favorable terms, if at all.


MARKET RISK DISCLOSURE

     We have maintained our cash in a money market fund. As of June 30, 2000, all of our cash equivalent investments will mature in three months or less (see note 2 to our consolidated financial statements). We did not hold any derivative financial instruments as of June 30, 2000, and have never held such investments. Due to the short term nature of our investments, we believe we have no material exposure to interest rate risk arising from our investments. Therefore, no quantitative tabular disclosure is required.

     Currently, the vast majority of our revenues and expenses are denominated in U.S. dollars and, as a result, we have not had any material exposure to foreign currency rate fluctuations.

                                    BUSINESS

OVERVIEW

     We provide a portfolio of Proactive Network Storage Solutions products and services to customers with mission-critical storage requirements. Our proactive applications bring intelligence to storage networks, enabling customers to manage their information infrastructures efficiently and effectively. We believe our solutions provide a superior combination of functionality, interoperability and management capability compared to other network storage solutions. Since our management team is comprised of several former enterprise information technology executives, we believe we have a unique focus on and understanding of our customers' needs.

     We deliver our solutions utilizing our proprietary technology, which is available through our SANLink platform, as well as through platforms produced and sold by our OEM partners. Our solutions enable:

    o Interoperability with a wide range of storage and server products, allowing for the selection of superior, or best-of-breed, solutions;

    o Easy and rapid deployment of storage networks;

    o Scalability to accommodate enterprise growth;

    o Efficient and cost-effective use of storage resources;

    o Simplified, centralized management of storage networks, allowing them to be operated with minimal training;

    o Enhanced information protection and business continuity; and

    o Improved control over access to storage network data through enhanced network security.

     Our current applications also enable virtualization of storage capacity into a single pool of storage, point-in-time imaging of live data and remote data mirroring. They provide a secure environment whereby particular users can access specific data using multiple connectivity methods, and can also provide automatic monitoring and management through our Internet-based SANMaster (Trade
Mark)  application.

     We currently market to global companies with mission-critical storage requirements through a direct sales force. Our customers include leading companies such as Morgan Stanley Dean Witter, Merrill Lynch & Co., Brocade Communications, Enron Broadband and Imation Corp. In the third quarter of 2000, we started selling our technology through an OEM relationship with Dell Computer Corporation, which licenses some of our proprietary technology for use in its family of storage products. To complement our direct sales efforts, we are pursuing relationships with additional OEMs and with distributors. We believe our sales coverage model will enable us to rapidly expand our customer base, build awareness of the StorageApps brand and accelerate the adoption of our technology.


INDUSTRY BACKGROUND

     Increasing Importance of Enterprise Data Management. Business environments have recently witnessed an explosion in the amount of data being stored and managed, with significant future growth expected. META Group estimates that e-business storage requirements, such as e-mail and complex electronic documentation, are driving storage capacity growth of 200% to 300% a year. Forrester Research estimates that the Global 2500 companies managed an average of 15,000 gigabytes of data in 1999 and that by 2003 the Global 2500 companies will manage over ten times as much information -- an average of 153,000 gigabytes of data. This represents a 79% compound annual growth rate. 1,000 gigabytes of electronically stored data is equivalent to approximately 27 million pages of text. Coupled with the increase in data volume is the escalating strategic importance of data as companies attempt to use superior data management as a competitive tool. However, as the volume of data to be managed increases and as access to that data becomes more critical to operations, today's enterprises are challenged by the complexity and difficulty of managing storage solutions which are often comprised of technologies sourced from multiple vendors.

     Accelerating Growth in Data Management Spending. As the volume and importance of data increase along with the complexity of data management, corporate storage-related spending is expected to rise dramatically. Forrester Research reports that costs are falling for commodity storage components. However, the increase in data volume and the increasing complexity of designing, implementing and managing data storage systems are leading to an increase in aggregate expenditures on storage solutions and systems. META Group estimates that between 70% and 80% of all IT spending in 2001 will be storage-related.

     Based on IDC and Dataquest estimates, sales of network storage technology products are expected to increase at a 34% compound annual growth rate from $4.4 billion in 1999 to $19.8 billion in 2004. Network storage technology products consist of storage infrastructure software products, data management software products, enterprise storage resource management software products and fibre channel switches and routers.

     Enterprise Data Management Needs. Enterprises are seeking solutions that enable them not only to cope with their rapidly expanding data needs, but also to gain a competitive advantage through superior data management. Businesses are primarily searching for data management solutions that:

    o provide interoperability with current and future storage systems and solutions;

    o enable quick and scalable implementations of storage networks within enterprise infrastructures;

    o reduce the costs of operating storage networks;

    o protect information and ensure business continuity; and

    o utilize enhanced network security to control access to storage resources.

     Limitations of Traditional Storage Management Solutions. Traditional approaches to storage management can generally be divided into two categories: host-based solutions and storage-based solutions. Each of these alternatives presents inherent challenges.

     Host-based solutions run storage management software on the server. The server is typically expensive and implemented to execute critical applications. Host-based storage management solutions consume finite server resources, inhibiting performance of the critical applications for which the server was intended. Host-based solutions require expert system administrators in IT departments to operate the storage management software on each individual server. Complexity grows with the number of servers and different operating systems a customer may have. Furthermore, host-based storage management solutions are not easily scalable, as upgrades typically require system administrators to modify each individual host or server. This is costly and time consuming and creates the potential for error.

     Storage-based solutions run storage management software on disk storage devices and also present many problems for customers. Storage-based solutions require the customer to purchase both hardware and software from one vendor, potentially limiting access to best-of-breed solutions from other vendors. In addition, the operating environments on most disk storage devices are not designed to serve for general applications, limiting the range and scope of functionality that can be provided and potentially increasing the time to market.

     Limitations of Emerging Storage Networks. In response to the shortcomings of the traditional storage architecture, providers of storage management solutions have begun to introduce storage networks, which link multiple servers to multiple storage devices. Storage networks are designed to deliver the benefits of faster, more manageable, reliable and scalable storage environments. Storage networks enable connectivity via a variety of methods. Two common approaches are storage area networks, or SANs, which rely on fibre channel connectivity, and network attached storage, or NAS, solutions which rely on TCP/IP for connectivity. Storage area networking and network attached storage have yet to deliver on their potential because they generally do not provide adequate functionality and scalability, respectively, in an interoperable storage network environment.

     Emerging Trends in Network Storage Virtualization. Virtual volume software, which traditionally resides on host systems or storage devices, is expected to be a key component of this new paradigm. This software is used to divide available storage space into virtual disks, or virtual volumes, without regard to the physical layout of actual storage devices. Virtual volumes are not physical storage devices. They can be created, expanded, deleted, moved, and selectively presented, independent of the storage subsystem on which data physically resides. As virtual volume software migrates out of individual servers and storage devices and onto the SAN, it enables the connection of heterogeneous servers and storage devices and provides greater functionality and scalability in network storage environments. The virtual volume software also provides a foundation for higher level SAN software elements that automate important data movement functions, including snapshot, remote mirroring, and virtual tape, each of which may rely upon the creation and expansion of virtual volumes.

     In order to realize the full potential benefits of storage networks, software applications that work across all devices on the storage network are required. These applications must enable the optimization, planning, organization, management, and protection of an enterprise's data across the storage network. Storage networks with inadequate software applications limit the ability to perform certain mission-critical operations, increase the cost and complexity of management and increase the risk of lost, corrupted or unavailable data.


THE STORAGEAPPS SOLUTION

     We provide a portfolio of Proactive Network Storage Solutions products and services to customers with mission-critical storage requirements. Our proactive applications bring intelligence to storage networks, enabling customers to manage their information infrastructure efficiently and effectively. We believe our solutions provide a superior combination of functionality, interoperability and management capability compared to other network storage solutions. Our current applications also enable virtualization of storage capacity into a single pool of storage, point-in-time imaging of live data and remote data mirroring. They provide a secure environment whereby particular users can access specific data using multiple connectivity methods and can also provide automatic monitoring and management through our Internet-based SANMaster application.


                      PROACTIVE NETWORK STORAGE SOLUTIONS



            [DIAGRAM ILLUSTRATING SANLINK CONNECTION TO HETEROGENEOUS
             SERVERS AND STORAGE VIA FIBRE CHANNEL AND INTERNET PROTOCOL]

     Our solution provides the following key benefits to our customers:

     Interoperability with a Wide Range of Storage and Server Products, Allowing for the Selection of Superior, or Best-of-Breed, Solutions. Our SANLink storage solution has been designed to provide customers with maximum flexibility in terms of interoperability among various servers, operating systems, storage devices and connectivity methods. Our solution gives customers the flexibility to choose best-of-breed products for their entire network.

     Easy and Rapid Deployment of Storage Networks; Scalability to Accommodate Enterprise Growth. Our solution is easily and rapidly deployable and enables a highly scalable storage network, which is critically important given the explosive growth in the volume of data. Our SANLink platform enables the rapid and streamlined deployment of additional storage capacity. The SANLink platform enables users to add distributed storage devices, from practically any vendor, to the virtual storage pool and to upgrade their storage network configurations without long lead times, network downtime, or significant investment.

     Efficient and Cost-Effective Use of Storage Resources. Our solution aggregates all storage devices connected to an enterprise's network and manages them as a single, virtual storage pool. This approach maximizes capacity utilization efficiency by eliminating the possibility of excess capacity for one host and no capacity for another host. Rather, all hosts have optimized access to the shared storage pool. In addition, through point-in-time imaging, users can improve performance by migrating backup and data mining functions away from application servers to servers dedicated to system management.

     Simplified, Centralized Management of Storage Networks, Allowing Them to Be Operated with Minimal Training. Our SANLink solution reduces the need for customers to have expert system administrators to operate the storage network. We have designed our solution to be easy-to-use and to require minimal training for use by our customers. Our solution presents customers with a simplified, single point-of-management for their storage network. Our SANMaster application provides automatic error and event notification via e-mail and paging systems to our centralized customer support center, where problems can be resolved by StorageApps professionals, 24 hours a day, 7 days a week.

     Enhanced Information Protection and Business Continuity. Through data replication and point-in-time imaging features, our solution minimizes planned and unplanned downtime and enables business continuity by providing uninterrupted data access. Data replication involves the creation of back-up data and our point-in-time imaging feature enables tracking of changes in data from a known time.

     Improved Control Over Access to Network Storage Data Through Enhanced Security. Our solution provides security through software that controls access to data in an environment that allows the sharing of network storage resources. Data security, or protection of data from issues relating to multiple servers accessing the data, is typically handled by others on a physical basis by dividing physical storage devices among hosts or servers.


OUR STRATEGY

     Our objective is to become the leading provider of network storage products and services to customers with mission-critical storage requirements. Key elements of our strategy to achieve this objective are to:

     Leverage Our Superior Technologies to Increase Market Acceptance of Our Solution. We intend to leverage the advanced proprietary technologies incorporated in our SANLink platform to establish it as the preeminent network storage solution. We believe the key features of our technology, including its interoperability, virtualization capabilities, point-in-time imaging and security features, appeal to customers with mission-critical storage requirements. We believe that further market acceptance of our solution will be driven by the recognition that other storage network solutions in the marketplace do not offer the breadth of functionality combined with interoperability currently included in our SANLink platform.

     Enhance Current Technology and Introduce More Advanced Applications. We are focused on enhancing our current technology which will provide the foundation for us to introduce more advanced applications in the future and help us to maintain our competitive advantage. We are building new applications to enable customers to plan, organize, direct and monitor their network storage infrastructures. We believe these additional applications will retain customers, bring in additional customers and attract additional OEMs.

     Pursue a Multi-Channel Global Sales and Distribution Strategy. We are pursuing a multi-channel global sales and distribution strategy in which our direct sales force targets specific customers while our current and future OEM partners and distributors provide wide marketplace coverage. We are building on the extensive direct customer relationships we established as a leading global reseller of RAID storage technologies. We believe this strategy will help us increase our customer base rapidly, generate awareness and acceptance of our technology in the marketplace and allow us to target potential customers more efficiently. We currently have an OEM agreement with Dell Computer, and we are in discussions with additional high quality OEMs and distributors.

     Maintain an Intense Focus on Customers. A number of our senior executives formerly were senior IT professionals and as a result we believe our extensive experience in dealing with and solving storage-related problems enables us to understand and anticipate what our customers require in a storage solution. We have a strong customer focus and our products have been designed to meet our customers' critical storage needs. We will continue to actively communicate and work with our customers to design and develop innovative solutions for the storage management challenges they face. In addition, all of our products are supported by round-the-clock technical assistance. By further developing an extensive customer service and support capability designed for customer satisfaction, we believe we will be positioned to sell new applications and services to our existing customers.

     Establish StorageApps as a Leading Brand for Enterprise Storage Solutions. We intend to continue to invest in building awareness of our brand in our target markets. We are promoting our brand and the key benefits of our products and services to create deep penetration in key market segments, including financial services firms, application service providers and Internet-related businesses. We believe that by implementing a company-wide branding strategy rather than focusing our marketing efforts on product- or application-specific branding, we can create a competitive advantage in our overall market.


STORAGEAPPS PRODUCTS AND SERVICES

     SANLink Platform and Applications. The StorageApps Proactive Network Storage Solutions portfolio of products and services is built on the SANLink platform, an engineered and tested infrastructure that enables the use of any server (operating system) and any storage subsystem via any connectivity protocol, including SCSI, Fibre Channel and TCP/IP. The SANLink platform provides customers a completely open infrastructure environment that gives them freedom to select best-of-breed solutions without worry about being locked-in to particular vendors, technology incompatibility or ability to provide on-demand scalability and reliability.

     The SANLink platform is structured to provide:

    o an integrated network storage management model;

    o built-in system resiliency;

    o completely open, any-to-any infrastructure;

    o scalability;

    o exploitation of SAN connectivity; and

    o enhanced functionality, including replication, point-in-time image, dynamic virtualization and network storage security.

     The SANLink Plus enhanced platform also provides network attached storage, or NAS, through a simple NAS interface that fits into the current network and leverages all features and functionality of the base SANLink platform.

     The complete StorageApps Proactive Network Storage Solutions portfolio consists of:

OFFERING                     DESCRIPTION                                                 CUSTOMER BENEFIT
--------                     -----------                                                 ----------------
SANLink(TM)        A leading-edge technology platform                           Provides fully integrated, black-box,
                   that enables operating system and                            lights-out management of storage
                   storage device independence over                             infrastructure and enables any-to-any
                   any connectivity protocol.                                   connectivity. Provides
                                                                                high-availability and
                                                                                high-performance network storage
                                                                                infrastructure.

SANLink Plus(TM)   Includes the base SANLink platform                           Combines the advantages offered by
                   but is enabled to provide network                            SANLink with the flexibility and
                   attached storage, or NAS, through a                          features of NAS while providing
                   simple NAS interface that fits into a                        integrated management of the
                   customer's current network.                                  network storage infrastructure.

SAN.OS(TM)         A proprietary operating system for                           Provides seamless integration of
                   the SANLink platform that enables                            SANLink and SANSuite
                   server platform and storage device                           functionality.
                   independence.

SANSuite(TM)       A proprietary base software suite                            Provides an integrated,
                   that enables:                                                single-package suite of
                    o  dynamic virtualization;                                  mission-critical functionality for
                    o  storage network security;                                management of network storage
                    o  point-in-time image; and                                 infrastructures. Leverages the
                    o  replication.                                             black-box, lights-out management
                   The SANSuite product line will have                          system of the SANLink platform.
                   additional, value-added modules that
                   will be available for new
                   functionality, such as bandwidth
                   management.

SANMaster(TM)      A proprietary integrated network                             Provides complete management
                   storage management system that                               functionality for monitoring and
                   provides complete monitoring,                                control of a network storage
                   control and support across all storage                       infrastructure and enables access via
                   in an enterprise through a graphical                         secured Internet site from anywhere
                   user interface accessible via the                            in the world. Also enables black-box,
                   Internet.                                                    lights-out operation.

SANLink            RAID storage configurations built on                         Provides complete network storage
Storage(TM)        world-class LSI Logic (Registered Trademark)  technology     solution for information
                   and optimized for integration into the                       infrastructures with a total package
                   SANLink platform.                                            of platform, management and
                                                                                storage.

     RAID Solutions. We are a global supplier of full function, enterprise-wide, RAID storage systems. We manage extremely large enterprise storage solutions for some of the most demanding data-intensive companies, including several of the world's most prestigious and influential financial services firms. We have been successful in this business due to the application of proprietary state-of-the-art software products coupled with our customer-focused service model. We provide a comprehensive solution to our customers through our integration, testing and ongoing monitoring of network storage solutions and software, which we believe gives us a distinct advantage over our competitors.

CUSTOMERS

     Our customers come from a variety of different industries, including the financial service, ASP/ISP, service integration, Internet, and energy sectors. From a storage technology standpoint, these are among the most demanding industries and require the most complex solutions. The following is a representative list of valued customers with whom we are actively working to meet their storage management needs:



Morgan Stanley Dean Witter               Brocade Communications   Enron Broadband
Tornado                                  Imation Corp.            Merrill Lynch
DoubleClick                              Instinet                 The Blackstone Group
Credit Suisse First Boston Corporation   CoServ                   Centripetal
NYSE                                     J.P. Morgan              Fuji Capital Markets Corporation
Lehman Brothers                          LSI Logic                Soros Fund Management
Nomura Securities International, Inc.    Novus                    Deutsche Bank
Commerzbank                              Societe Generale         The Metropolitan Museum of Art
Knight Securities, Inc.

     Our two most important customers accounted for an aggregate of 82.3%, 78.2%, 52.2% and 63.6% of our sales in 1997, 1998, 1999 and the first half of 2000. Substantially all of these sales were of our RAID storage devices. Morgan Stanley Dean Witter accounted for 53.2% 52.8%, 39.5% and 54.4% of our sales in 1997, 1998, 1999 and the first half of 2000, while Merrill Lynch & Co. accounted for 29.1%, 25.4%, 12.7% and 9.2% of our sales during those same periods. In addition, 75.6% of our sales in 1999 were to the financial services industry.


MARKETING AND SALES

     Marketing. We are committed to building a unique, enduring and relevant brand that is customer-centric and solutions-focused. We are implementing an integrated direct marketing campaign to increase StorageApps brand awareness, to educate the target market about storage and create lead generation. We will use a number of marketing strategies and tactics designed to establish StorageApps as the "must see" solution provider in our industry.

     Sales. We are establishing a sales organization that is composed of a direct sales force and an OEM distribution channel. Our direct sales force is structured geographically in the United States into Eastern and Western regions. Within each region, there are sales people who focus on financial services firms, application service providers, Internet-related, energy sector businesses and other significant users of data storage. The sales organization is supported by storage consultants who assist the sales force pre-sale and systems engineers who assist the sales force post-sale.

     We provide our storage network solutions to global enterprise customers throughout the United States and the United Kingdom, and intend to enter the Asia Pacific and European markets as well. We expect to continue growing our sales, marketing and customer support force to meet future demands.


RESEARCH AND DEVELOPMENT

     We have a talented and skilled group of professional engineers and technicians that form the core of our research and development operations. Our engineering efforts are directed toward SANLink, SANSuite, SAN.OS and SANMaster. Our engineers, located in our offices in Wellesley, Massachusetts (soon to be moved to larger space in Wayland, Massachusetts), are responsible for developing and enhancing our current offerings, including SANLink, SANSuite and SAN.OS, as well as for developing new and enhanced applications. Our engineers focused on SANMaster are located in our offices in Bridgewater, New Jersey and are developing value-added storage management services, including remote monitoring.

     Our Wellesley office is also the site of our platform engineering work, which focuses primarily on integrating our products with other SAN devices and software. Our platform engineers are also involved in product testing, certification, documentation and hardware integration.

     In 2000 and 2001, we expect to spend approximately $6 million and $10 million, respectively, on research and development.


SUPPLIERS; ASSEMBLY, INTEGRATION AND TESTING

     We buy components from a number of manufacturers. A number of our key components are purchased from only one source; however, we believe that in the event of a shortage of any of these components we would be able to obtain like parts without material harm to our business. All of our products are assembled, integrated and tested at, and shipped from, our Lawrenceville, New Jersey facility.


COMPETITION

     The network storage technology industry is highly competitive and changing rapidly in terms of technology offerings and key players. We believe that the principal competitive factors affecting the market include:

    o quality and variety of services offered;

    o engineering and technical expertise and development of proprietary software;

    o brand recognition;

    o security, reliability, ease of use and rapid deployment of services;

    o relationships with equipment vendors;

    o ability to attract and retain skilled professionals;

    o quality of customer service and support;

    o financial resources; and

    o price.

     Currently, our primary direct competitors are storage network solution and appliance providers such as Compaq, StoreAge Networking Technologies, DataCore Software, DataDirect Networks, Veritas Software, and Vicom. We believe that we may face future competition from OEMs, such as IBM, Sun Microsystems and EMC, that provide or are attempting to provide alternative SAN solutions through their storage subsystem offerings. Many of the companies that have entered or may enter the network storage technology market have significantly greater financial resources, larger development, sales and marketing staffs, longer operating histories, greater name recognition, larger client bases and more established relationships in the industry. As a result, these competitors may be able to rapidly establish or expand network storage offerings more quickly, adapt to new technologies and customer requirements faster, take advantage of acquisition and other opportunities more readily and adopt more aggressive pricing policies than we may be able to.


INTELLECTUAL PROPERTY

     General. Our success and ability to compete depends in part on our ability to develop and protect the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely and intend to rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual restrictions as the primary means to protect our technology. These legal protections afford only limited protection for our technology. We have filed four patent applications in the United States and are considering filing patent applications in other jurisdictions, and we cannot be certain that patents will be granted based on these or any other patent applications, or that, even if issued, the patents will adequately protect our technology. We protect our software under trade secret and copyright laws, and we limit disclosure of our intellectual property by requiring employees, consultants and third parties with access to our proprietary information to execute confidentiality agreements with us. We also protect our documentation, computer screens and other written materials through copyright laws.

     While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

     Our success will depend upon our ability to obtain necessary intellectual property rights and to protect these intellectual property rights. We cannot be certain that we will be able to obtain the necessary intellectual property rights or that other parties will not contest our intellectual property rights.

     Patents. We have adopted a patent and trademark strategy designed to protect our technology and intellectual property. We currently hold no patents applicable to our business. However, we have filed four United States patent applications and are considering filing patent applications in other jurisdictions. Our pending patent applications relate to our technology. However, these patent applications may never result in the issuance of patents.

     Trademarks and Service Marks. We have filed applications for U.S. registration of the following marks: StorageApps, SANSuite, SAN.OS, SANLink, SANMaster, SANTree and the "Diamond S" logo. These applications are currently pending with the United States Patent and Trademark Office. We have filed applications for registration of the StorageApps mark and the "Diamond S" logo in the European Community and in certain Asian Pacific countries.


EMPLOYEES

     As of November 1, 2000, we had 169 full-time employees. We expect the size of our workforce to increase substantially over the next 12 months. As of November 1, 2000, 55 of our employees were involved in sales and marketing, 73 were involved in research and development and 6 were involved in assembly and integration.

     We have not entered into any collective bargaining agreement with our employees and we believe our relations with our employees are good.

     We believe our future success will depend in part upon the continued service of our key employees and on our continued ability to hire and retain qualified personnel. We may not be able to retain our key employees and may not be successful in attracting and retaining sufficient numbers of qualified personnel to conduct our business in the future.


PROPERTIES AND FACILITIES

     We provide customer service for the Americas from regional offices in:
Austin, Texas; Wayland, Massachusetts; Lawrenceville, New Jersey; and New York, New York. Customer service for Europe is based in London, United Kingdom. Affiliates in Hong Kong, China; Singapore; and Tokyo, Japan provide customer service for Asia Pacific.

     Our Executive Offices and Global Customer Center are located in 71,236 square feet of leased office space located in Bridgewater, New Jersey.

     Our research and development centers consist of 24,919 square feet of combined leased office space in Wellesley and Wayland, Massachusetts. We also perform additional research and development at our Bridgewater, New Jersey location. Our SANLink platforms are assembled in 14,174 square feet of leased office space in Lawrenceville, New Jersey.

     We believe that we will be able to renew each of these leases, or obtain suitable replacement space without material impact on our financial condition or results of operations.

LEGAL PROCEEDINGS

     On October 20, 2000, EMC Corporation filed a complaint against us in the United States District Court, District of Massachusetts (Central Section) alleging that StorageApps actively induced infringement of, and contributorily infringed, U.S. Patent Nos. 6,101,497, 5,819,310, 5,987,566, 5,544,347 and
5,742,792 relating to aspects of data mirroring. The complaint seeks unspecified damages and injunctive relief. The complaint does not set forth any supporting factual allegations for the claims and does not allege that our products directly infringe the patents.

     The action has only recently been commenced and no discovery has begun. Based upon a preliminary review of the asserted patents and our products, we do not believe that we have actively induced infringement of, or contributorily infringed, any of the patents. We intend to vigorously defend against the allegations of the complaint. However, because the case is in its early stages, no assurance can be given that the litigation will be resolved in a manner that does not have a material adverse impact on our products or business.

     Except for the foregoing, we are not a party to any material legal proceedings and we are not aware that our products, trademarks, or other proprietary rights infringe the proprietary rights of third parties.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of StorageApps as of November 1, 2000:

NAME                      AGE                    POSITION
----                      ---                    --------
Daniel Gittleman          34    Chairman of the Board of Directors and Chief Executive Officer
Daniel Petrozzo           36    President and Chief Operating Officer and Director
Daniel Crain              40    Executive Vice President of Engineering and Customer Services
David Dill                49    Executive Vice President and Chief Financial Officer
Michael Feinberg          37    Executive Vice President and Chief Technology Officer
Joachim Gfoeller, Jr.     43    Director
J. Tomilson Hill III      52    Director
Joshua Levine             46    Director
Morton Topfer             64    Director

     Daniel Gittleman. Mr. Gittleman founded StorageApps (then RAID Power Service, Inc.) in March 1995 and has served as our Chairman and Chief Executive Officer since our inception. Mr. Gittleman became President of StorageApps Limited, our wholly-owned subsidiary, in April 1999. Mr. Gittleman also launched several high technology start-ups prior to founding StorageApps.

     Daniel Petrozzo. Mr. Petrozzo became our President and Chief Operating Officer in November 1999. He has also been a director since March 2000. Before joining StorageApps, Mr. Petrozzo joined Morgan Stanley Dean Witter & Co. in September 1995 and served as a Principal and Head of Global Distributed Systems from January 1999 to November 1999. During that time, Mr. Petrozzo was responsible for Morgan Stanley Dean Witter's storage, servers, and database programs. Before joining Morgan Stanley Dean Witter, Mr. Petrozzo served as a professional consultant from May 1983 to September 1995.

     Daniel Crain. Mr. Crain became our Executive Vice President of Engineering and Customer Services in November 1999. From February 1999 to November 1999, Mr. Crain served as Vice President and Chief Operating Officer for Global Distributed Systems at Morgan Stanley Dean Witter. From October 1996 to February 1999, Mr. Crain worked as a consultant for Morgan Stanley Dean Witter. Previously, Mr. Crain was Director of Technical Consulting for Computron Software from April 1995 to October 1996. Mr. Crain has also held a variety of consulting positions.

     David Dill. Mr. Dill became our Executive Vice President and Chief Financial Officer in November 2000. Mr. Dill served as Senior Vice President and Chief Financial Officer of Commerx, Inc. from August 1999 to November 2000. Previously, he was Chief Financial Officer of WorldGate Communications, Inc. from April 1996 to August 1999. From July 1994 to October 1995, Mr. Dill was the Vice President of Finance for General Instrument's Communications Division. From August 1991 through March 1994, Mr. Dill held executive positions with IBM, including Assistant General Manager of Finance and Planning for the RISC System/6000 Division. Prior to joining IBM, Mr. Dill was Vice President and Controller for the Rolm Company (an IBM/Siemens joint venture). From February 1975 to August 1989, Mr. Dill held several other executive positions with IBM, including Director of Finance for the Communications Systems Group.

     Michael Feinberg. Mr. Feinberg became our Executive Vice President and Chief Technology Officer in November 1999. Prior to that, Mr. Feinberg served as Morgan Stanley Dean Witter's Vice President and Head of Global UNIX Engineering from January 1997 to December 1998. He also acted as Morgan Stanley Dean Witter's Chief Technology Officer of Global Distributed Systems from December 1998 to November 1999. Mr. Feinberg joined Morgan Stanley Dean Witter as an Associate in August 1994. Previously, he was an engineering manager with IBM, an operating system architect with IBM and an operating system engineer with Data General.

     Joachim Gfoeller, Jr. Mr. Gfoeller, Jr. became a director in September 1998. He has been the managing general partner of GMS Capital Partners since October 1997. From November 1996 to October 1997, Mr. Gfoeller worked as a financial consultant and President of Gfoeller & Company. From March 1993 to November 1996, Mr. Gfoeller was a partner of Stolberg Partners.

     J. Tomilson Hill III. Mr. Hill became a director in March 2000. Mr. Hill has been a Senior Managing Director of The Blackstone Group since November 1993. He also is Acting President and Chief Executive Officer of Blackstone Alternative Asset Management. He is a member of Blackstone's management committee and a member of the investment committee for Blackstone's private equity group. Mr. Hill began his career at First Boston, where he was one of the co-founders of the Mergers and Acquisitions Department. After running the Mergers and Acquisitions Department at Smith Barney, he joined Lehman Brothers as a partner in 1982, serving as co-Head and subsequently Head of Investment Banking. Later, he served as co-Chief Executive Officer of Lehman Brothers and co-President and co-Chief Operating Officer of Shearson Lehman Brothers Holding Inc.

     Joshua Levine. Mr. Levine became a director in May 2000. He has been Chief Technology Officer at E*TRADE since October 1999. Prior to joining E*TRADE, Mr. Levine was Managing Director and Global Head of Equities Technology for Deutsche Bank from April 1997 to October 1999. From 1985 to April 1997, Mr. Levine was with Morgan Stanley Dean Witter, ultimately as a Managing Director and Chief Technology Officer, and as a senior member of the IT Operating Committee.

     Morton Topfer. Mr. Topfer became a director in July 2000. He has been Counselor to the Chief Executive Officer of Dell Computer since December 1999. Prior to that, he served as Vice Chairman of Dell from 1994 to November 1999. Prior to joining Dell in May 1994, Mr. Topfer served as Corporate Executive Vice President of Motorola, Inc. and President of Motorola's Land Mobile Products Sector. Mr. Topfer serves on the board of directors of Dell Computer Corporation.


BOARD COMPOSITION

     Our certificate of incorporation authorizes a board of between         and
        directors. We currently have a board of six directors. The board of directors is divided into three classes, each serving staggered three-year
terms: Class I, consisting of         and        , whose term will expire at
the 2001 annual meeting of stockholders; Class II, consisting of         and
       , whose term will expire at the 2002 annual meeting of stockholders; and
Class III, consisting of         and        , whose term will expire at the
2003 annual meeting of stockholders. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Our officers are appointed by the board of directors and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.


BOARD COMMITTEES

     The audit committee is comprised of      independent directors. The audit
committee reviews and, as it deems appropriate, recommends to the board of directors the internal accounting and financial controls for StorageApps and the accounting principles and auditing practices and procedures to be employed in the preparation and audit of the financial statements of StorageApps. The audit committee also makes recommendations to the board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by the auditors.

     The compensation committee is comprised of      independent directors. The
compensation committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee also exercises all authority under StorageApps' employee equity incentive plans and advises and consults with the officers of StorageApps as may be requested regarding managerial personnel policies.

DIRECTOR COMPENSATION

     Under the StorageApps Inc. 2000 Stock Incentive Plan, which is described below, directors who are not officers or employees of StorageApps receive annual grants of options exercisable for 10,000 shares of our common stock. These options vest after one year of service on the board, provided that the director attends at least 75% of the combined meetings of the board and of all committees on which the director serves. If the director does not satisfy this 75% attendance requirement, the options are forfeited. Similar options will be granted to future non-employee directors at the time of their election to the board. Directors also receive reimbursement for travel expenses in connection with attendance at board meetings.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee does not include any officer or employee of StorageApps. Nor is the compensation committee composed of any former StorageApps officer or employee. Finally, no interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company and no such interlocking relationship has existed in the past.


EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation paid to StorageApps' Chief Executive Officer and StorageApps' four other most highly compensated executive officers during the year ended December 31, 1999.


                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                  ANNUAL COMPENSATION               AWARDS
                                           ----------------------------------   -------------
                                                                                  SECURITIES
                                                                                  UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR       SALARY        BONUS         OPTIONS       COMPENSATION
----------------------------------------   ------   -----------   -----------   -------------   -------------
Daniel Gittleman .......................   1999      $500,000            --            --              --
 Chairman and Chief Executive Officer
Daniel Petrozzo(1) .....................   1999      $ 65,062      $550,000            --              --
 President and Chief Operating Officer
Michael Feinberg(2) ....................   1999      $ 35,784      $250,000            --              --
 Executive Vice President and Chief
 Technology Officer
Daniel Crain(3) ........................   1999      $ 35,608      $150,000            --              --
 Executive Vice President of Engineering
 and Customer Services
Patricia Pikus(4) ......................   1999      $ 81,970      $ 22,717            --              --
 Vice President of Accounting

----------
(1) Mr. Petrozzo commenced employment with us in November 1999. The amount disclosed in the bonus column reflects a one-time sign-on bonus for 1999, 50% of which was paid in 1999, with the balance paid in 2000. On an annual basis, Mr. Petrozzo's salary for the year ended December 31, 1999 would have been $500,000.

(2) Mr. Feinberg commenced employment with us in November 1999. The amount disclosed in the bonus column reflects a one-time sign-on bonus for 1999, 50% of which was paid in 1999, with the balance paid in 2000. On an annual basis, Mr. Feinberg's salary for the year ended December 31, 1999 would have been $275,000.

(3) Mr. Crain commenced employment with us in November 1999. The amount disclosed in the bonus column reflects a one-time sign-on bonus for 1999. On an annual basis, Mr. Crain's salary for the year ended December 31, 1999 would have been $275,000.

(4)   Prior to November 2000, Ms. Pikus served as our Chief Financial Officer.


EMPLOYMENT AGREEMENTS

     Our employment agreement with Daniel Gittleman entitles him to severance in the amount of three years' base salary in the event that he is terminated without cause. Our employment agreements with

Daniel Petrozzo, David Dill, Michael Feinberg and Daniel Crain entitle them to severance in the amount of six months' base salary in the event that they are terminated without cause.

OPTION GRANTS

     There were no options granted prior to December 31, 1999. The following table describes the options that were granted in the year 2000 through November 1, 2000.

                             OPTION GRANTS IN 2000

                                                                                    POTENTIAL
                                                                                 REALIZABLE VALUE
                                                                                       AT
                                                                                 ASSUMED ANNUAL
                                                                                 RATES OF STOCK
                             NUMBER OF     PERCENT OF                                 PRICE
                             SECURITIES   TOTAL OPTIONS                          APPRECIATION FOR
                             UNDERLYING    GRANTED TO    EXERCISE OR               OPTION TERM
                              OPTIONS     EMPLOYEES IN   BASE PRICE   EXPIRATION ---------------
NAME                        GRANTED (#)     YEAR 2000      ($/SH)        DATE     5%($)   10%($)
-------------------------- ------------- -------------- ------------ ----------- ------- -------
Daniel Gittleman .........          --          --             --           --
Daniel Petrozzo ..........   1,000,000         7.5%       $  1.44     01/27/05
                               250,000         1.9           4.10     03/14/05
                               750,000         5.6           7.07     07/13/05
Michael Feinberg .........     500,000         3.7           1.44     01/27/05
                               150,000         1.1           7.07     07/13/05
Daniel Crain .............     500,000         3.7           1.44     01/27/05
                                50,000         0.4           4.10     03/14/05
                               100,000         0.7           7.07     07/13/05
Patricia Pikus ...........     375,000         2.8           1.44     01/27/05
David Dill ...............     500,000         3.7          10.00     11/07/05

STORAGEAPPS INC. 2000 STOCK INCENTIVE PLAN

     We adopted our 2000 Stock Incentive Plan on January 27, 2000 and we amended and restated the plan on September 11, 2000. The following description of the plan is intended to be a summary and does not describe all provisions of the plan. For a more thorough understanding of the terms of the plan, you should refer to the plan, which is included as an exhibit to the registration statement of which this prospectus is a part.

 PURPOSE OF THE PLAN

     The purpose of the plan is to secure for StorageApps and its stockholders the benefits of the incentive inherent in stock ownership by employees, directors, consultants and other persons who perform services for us. The plan also promotes the success and enhances the value of StorageApps by linking the personal interests of participants to those of our stockholders and provides participants with an incentive for outstanding performance. The plan is further intended to provide flexibility in our ability to motivate, attract and retain the services of employees upon whose judgment, interest and special effort we depend.

 ADMINISTRATION OF THE PLAN

     Following the closing of this initial public offering, the compensation committee will administer all facets of the plan. However, the plan is currently administered by the stock incentive plan committee of the board. The stock incentive plan committee of the board has, and the compensation committee will have, the power, in its discretion, to select the participants who will participate in the plan, to grant awards under the plan, to determine the terms of these awards, to interpret the provisions of the plan and to take any action that it deems necessary or advisable for the administration of our plan.

 ELIGIBILITY AND PARTICIPATION

     Eligibility to participate in the plan is limited to our key employees, key employees of our subsidiaries, non-employee directors, and consultants or other persons who perform services for us. Participation in the plan is at the discretion of the stock incentive plan committee and will be based upon each participant's present and potential contributions to our success and other factors that the committee may deem relevant.

 TYPE OF AWARDS UNDER THE PLAN

     The plan provides that the stock incentive plan committee may grant awards to eligible participants in any of the following forms, subject to the terms, conditions and provisions that our stock incentive plan committee may determine are necessary or desirable:

    o incentive stock options;

    o nonqualified stock options;

    o stock appreciation rights;

    o restricted shares of our common stock;

    o unrestricted shares of our common stock; or

    o performance share awards.


 NUMBER OF AUTHORIZED SHARES

     We have authorized a maximum of 15,000,000 shares of our common stock for participants during the term of our plan. The stock incentive plan committee may adjust the available number and class of shares to prevent the dilution or accretion of rights in the event of changes to our capitalization.


 CHANGE IN CONTROL

     If there is a change in control of StorageApps, all unvested options granted under the plan will vest and become immediately exercisable and all of the restrictions on restricted shares of our common stock will lapse. A change in control generally means:

    o the acquisition by any person, other than any person who owned 25% or more of our outstanding voting securities on September 11, 2000, of 50% or more of our outstanding voting securities,

    o approval by StorageApps' stockholders of the liquidation, dissolution, sale or other disposition of StorageApps, whether by merger or other means, or

    o a majority of our board of directors is replaced, other than by death, during any 24 month period.


 TERM OF THE PLAN

     Unless earlier terminated by our board, the plan will terminate on September 11, 2010.


 AMENDMENT AND TERMINATION

     Our board may alter, amend, suspend or terminate the plan at any time. Any material increase in the maximum number of shares that may be issued under the plan, other than anti-dilution or equitable adjustments, must be approved by our stockholders. In addition, any material modification in the plan's eligibility requirements must also be approved by our stockholders. Finally, any extension of the plan's term and any other amendment that the board, in its discretion, determines should become effective upon stockholder approval, must be approved by our stockholders.


STORAGEAPPS INC. 401(K) PLAN

     We maintain an employee savings and retirement plan qualified under
Section 401 of the Internal Revenue Code and covering all of our employees. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by 15% of their annual salary or up to the statutorily prescribed annual limit and have the amount of each reduction contributed to the 401(k) plan. Beginning calendar year 2000, we will match 25% of the first 6% of an employee's contribution.

                             CERTAIN RELATIONSHIPS


REGISTRATION RIGHTS AGREEMENT

     Substantially all existing stockholders of StorageApps are parties to an amended and restated registration rights agreement dated March 8, 2000 which grants demand registration rights following the closing of our initial public offering. Generally, the agreement grants stockholders of at least 5% of all outstanding common stock two demand registration rights. These demand registration rights may be exercised at any time after our initial public offering, although we have the right to delay the registration under certain circumstances. All stockholders have agreed not to request such registration for a period of 180 days after this offering.

     The amended and restated registration rights agreement also provides that the parties to the agreement are entitled to "piggyback" registration rights. Substantially all the stockholders have agreed to waive their "piggyback rights" in connection with this offering.

     We are required to bear substantially all of the expenses incurred in connection with any of the registrations described above, other than underwriting discounts and commissions. Registration of any of the shares of common stock held by stockholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after effectiveness of the registration.


STOCKHOLDERS AGREEMENTS

     We and substantially all of our existing stockholders are parties to a stockholders agreement. The stockholders agreement restricts transfers of all common stock held by those bound by the agreement and generally provides a right of first offer in favor of StorageApps upon sales by stockholders. We and certain investors, or the investor stockholders, have also entered into investor stockholders agreements. The investor stockholders agreements also restrict transfers of common stock held by the investor stockholders. The investor stockholders agreements also provide a right of first offer and tag along rights, gives Mr. Gittleman the right to appoint four directors, provides GMS Capital Partners with the right to appoint two directors, and grants The Blackstone Group the right to appoint one director. In addition, the investor stockholders agreements give the investor stockholders the right to purchase shares to maintain specified percentage ownership levels in connection with issuances of common stock. This right to purchase shares does not apply with respect to this offering, except for Dell Computer Corporation and Blackstone. Their right to purchase shares is subject to the underwriters' reasonable approval. We do not expect this offering to trigger Dell's and Blackstone's rights, as their ownership levels are currently substantially over the specified levels.

     Both the stockholders agreement and the investor stockholders agreements will terminate upon the closing of this offering.


OTHER TRANSACTIONS

     We have incurred expenses on behalf of Daniel Gittleman, our Chairman and Chief Executive Officer, in connection with certain of his personal expenditures. These expenditures have been treated as loans to Mr. Gittleman. The loan balance was $22,700 at June 30, 2000. The largest aggregate loan balance was $1,513,900, $3,077,400 and $107,600 during 1997, 1998 and 1999, respectively. All amounts due to StorageApps bear interest at a rate of 9% per annum. At all times prior to September 1998, Mr. Gittleman was the sole stockholder of StorageApps. Since September 1998, the balance has been paid off each month. This lending arrangement shall terminate upon the closing of this offering. See note 7 of the consolidated financial statements included in this prospectus.

     In connection with a March 2000 private placement, we issued a call option to Blackstone to purchase up to 452,453 additional shares of common stock, and a put option which would obligate Blackstone to purchase up to an additional 1,131,132 shares of common stock, in each case at a price of $4.42 per share. The exercise of the call or put option was contingent upon our achievement of certain performance goals, which have been met. Either the call option or the put option, but not both, could have been exercised. On September 20, 2000 Blackstone exercised the call option. See note 8 of the consolidated financial statements included in this prospectus.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of November 1, 2000, and as adjusted to reflect the sale of shares offered by this prospectus, held by all executive officers and directors individually and as a group. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of November 1, 2000. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. Unless otherwise indicated, all shares listed below were outstanding on November 1, 2000. The percentage of beneficial ownership for the following table is based on 60,907,871 shares of
common stock outstanding as of November 1, 2000, and       shares of common
stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o StorageApps Inc., 1001 Frontier Road, Bridgewater, New Jersey 08807. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                                                               PERCENTAGE OF
                                                                                COMMON STOCK
                                                                                OUTSTANDING
                                                                            --------------------
                                                          NUMBER OF SHARES    BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                     BENEFICIALLY OWNED  OFFERING   OFFERING
------------------------------------                     ------------------ ---------- ---------
GMS Capital Partners, L.P. ............................       5,513,525         9.1%
 405 Park Avenue, 16th Floor
 New York, New York 10022
Strategic Investment Partners, Ltd. ...................       5,096,544         8.4
 888 Seventh Avenue
 New York, New York 10106
Dell USA L.P. .........................................       3,071,071         5.0
 c/o Dell Computer Corporation
 Mail Stop 8066
 One Dell Way
 Round Rock, Texas 78682
Daniel Gittleman (1) ..................................      25,329,662        41.6
Daniel Petrozzo (2) ...................................       1,083,333         1.8
Daniel Crain (3) ......................................         200,000           *
Michael Feinberg (4) ..................................         216,667           *
Patricia Pikus (5) ....................................          62,500           *
David Dill ............................................              --          --
J. Tomilson Hill III (6) ..............................       2,742,211         4.5
Morton Topfer (7) .....................................         706,957         1.2
Joshua Levine .........................................          21,209           *
Joachim Gfoeller, Jr. (8) .............................       5,513,525         9.1
All directors and officers as a group (10 persons) (9)       35,876,064        58.9

----------
*     Less than 1%.

(1) All shares are held by limited partnerships partially controlled by Mr. Gittleman.

(2) Includes 333,333 shares issuable upon exercise of options exercisable within 60 days of November 1, 2000.

(3) Includes 166,667 shares issuable upon exercise of options exercisable within 60 days of November 1, 2000.

(4) Includes 166,667 shares issuable upon exercise of options exercisable within 60 days of November 1, 2000.

(5) All shares are issuable upon exercise of options exercisable within 60 days of November 1, 2000.

(6) All shares are held by entities controlled by The Blackstone Group, of which Mr. Hill is a Senior Managing Director. See "Certain
      Relationships--Other Transactions."

(7)   Does not include 3,071,071 shares held by Dell USA L.P.

(8) All shares are held by GMS Capital Partners, L.P., of which Mr. Gfoeller is the managing general partner.

(9)   See footnotes (1) through (8).

                         DESCRIPTION OF CAPITAL STOCK


     Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.


COMMON STOCK

     As of November 1, 2000, there were 60,907,871 shares of common stock outstanding held by approximately 83 stockholders. In addition, as of November 1, 2000, there were options outstanding to purchase 11,424,323 shares of common
stock. Upon completion of this offering, there will be               shares of
common stock outstanding, assuming no exercise of the underwriters' overallotment option or additional exercise of outstanding options under our stock option plan and warrants. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.


 VOTING RIGHTS

     The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class subject to any voting rights granted to holders of any then outstanding preferred stock. Immediately after the closing of this offering, there will be no shares of preferred stock outstanding.


 DIVIDEND POLICY

     Although we do not anticipate paying any cash dividends in the foreseeable future, holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.


 OTHER RIGHTS

     On liquidation, dissolution or winding up of StorageApps, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.


PREFERRED STOCK

     Our certificate of incorporation provides that up to 5,000,000 shares of preferred stock may be issued from time to time in one or more classes or series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each class or series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects, including preferred stock or rights to acquire preferred stock in connection with implementing a stockholder rights plan. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of StorageApps or the removal of existing management.

REGISTRATION RIGHTS

     We have granted registration rights to substantially all of our existing stockholders, under an amended and restated registration rights agreement. See "Certain Relationships -- Registration Rights."


ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     A number of provisions of our certificate of incorporation and bylaws which will be effective upon completion of this offering concern matters of corporate governance and the rights of stockholders. These provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms of that preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers that stockholders may deem to be in their best interests. These provisions, together with our classified board of directors, also could delay or frustrate the removal of incumbent directors even if the removal of incumbent directors would be beneficial to our stockholders. Our board of directors believes that these provisions are appropriate to protect the interests of StorageApps and of our stockholders.

     Classified Board of Directors

     Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

     No Stockholder Action by Unanimous Written Consent

     Our certificate of incorporation prohibits stockholders from acting by written consent. It further provides that special meetings of our stockholders may be called only by the Chairman of the full board of directors, a majority of the board of directors or the Chief Executive Officer.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations

     Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. In general, a stockholder's notice of a director nomination or proposal will be timely if delivered to the secretary of StorageApps at our principal executive offices not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting. These provisions may preclude stockholders from bringing matters before an annual meeting or from making nominations for directors at these meetings.

     Director Vacancies and Removal

     Our certificate of incorporation provides that vacancies in our board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Our certificate of incorporation also provides that directors may be removed from office only with cause and only by the affirmative vote of holders of two-thirds of the shares then entitled to vote at an election of directors.

     Certificate of Incorporation and Bylaws

     Our certificate of incorporation and bylaws impose supermajority vote requirements in connection with the amendment of some provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors and the ability of stockholders to call special meetings.

     Authorized but Unissued Shares

     The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.


DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

    o the board of directors approved the transaction in which the person became an interested stockholder prior to the date the interested stockholder attained this status;

    o upon consummation of the transaction that resulted in the person's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    o on or after the date of the business combination, it is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock not owned by the interested stockholder.

     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     This statute could prohibit or delay the accomplishment of mergers, tender offers or other takeover or change in control attempts with respect to StorageApps and, accordingly, may discourage attempts to acquire us. These provisions are likely to impose greater restrictions on new, unaffiliated stockholders than on our existing stockholders who will continue to own a majority of our outstanding common stock after this offering.


LISTING

     We have filed an application to list our common stock on the Nasdaq National Market under the symbol "STRG."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Registrar and Transfer Co. The transfer agent's address is 10 Commerce Drive, Cranford, New Jersey 07016 and its telephone number is (908) 272-8511.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares of our common stock will be available for resale after this offering due to existing contractual and legal restrictions on sale as described below, there may be sales of substantial amounts of our common stock in the public market after these restrictions lapse. Such sales may adversely affect the then prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have           shares of common
stock outstanding, assuming no exercise of options and warrants outstanding as
of     , 2000. Of these shares, the    shares sold in this offering will be
freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The
remaining         shares of common stock existing are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in public market as follows:

NUMBER OF SHARES                         DATE
----------------     ------------------------------------------------------
    ..............   On the date of this prospectus.
    ..............   After 90 days from the date of this prospectus.
    ..............   After 180 days from the date of this prospectus
                     (subject, in some cases, to volume limitations).
    ..............   At various times after 180 days from the date of this
                     prospectus (subject, in some cases, to volume
                     limitations).

LOCK-UP AGREEMENTS

     StorageApps, our directors and executive officers and our existing stockholders have each agreed not to offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of any shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to limited exceptions. See "Underwriters." Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. See "Underwriters."


RULE 144

     In general, under Rule 144, beginning 90 days after the date of this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    o 1% of our then outstanding shares of common stock, which will equal
      approximately    shares immediately after this offering; or

    o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the notice of the sale on Form 144.

     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

RULE 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors or officers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its maximum holding period requirements.


STOCK OPTIONS

     As of November 1, 2000, options to purchase a total of 11,424,323 shares of common stock under our stock option plan were outstanding and 621,248 were exercisable. All shares subject to options scheduled to vest prior to June 15, 2001 are subject to lock-up agreements. An additional 1,631,676 shares of common stock are available for future option grants under our stock incentive plan.

     Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable under our stock option plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Keegan & Company, Inc. are acting as representatives, have severally agreed to purchase, and StorageApps has agreed to sell to them, severally, the number of shares of StorageApps' common stock indicated below:

                                               NUMBER OF
NAME                                            SHARES
----                                           ---------
Morgan Stanley & Co. Incorporated .........
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated ..................
Morgan Keegan & Company, Inc. .............

 Total ....................................
                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, except those shares covered by the over-allotment option described below, if any shares are taken.

     The underwriters initially propose to offer a portion of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and a portion to some dealers at a price that
represents a concession not in excess of $    per share under the public
offering price. Any underwriter may allow, and these dealers may reallow, a
concession not in excess of $   per share to other underwriters or to other
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters exercise the over-allotment option in full, the total price to the
public for this offering would be $     , the total underwriting discounts and
commissions would be $     and the total proceeds to StorageApps would be
$    .

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     At our request, the underwriters have reserved up to     shares of common
stock offered by this prospectus for sale at the initial public offering price to some of our directors, officers, employees, business associates and related persons of StorageApps. We cannot assure you that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent that these parties purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     StorageApps has applied to list the common stock on the Nasdaq National Market under the symbol "STRG."

     StorageApps, our directors and executive officers and our existing stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

    o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    o enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the immediately preceding paragraph do not apply to:

    o the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

    o the sale of shares of common stock to the underwriters in this offering;

    o transactions by any person other than StorageApps relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; or

    o in the case of StorageApps, the grant of options to purchase common stock under our stock incentive plan described in the prospectus or the issuance of restricted stock to our employees or consultants or the issuance of shares of common stock or other rights to acquire our capital stock, so long as these options and shares of stock are subject to the same restrictions as those contained in this and the preceding paragraph.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Morgan Stanley Dean Witter, an affiliate of Morgan Stanley & Co. Incorporated, and Merrill Lynch & Co., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, are each significant customers of StorageApps. In addition, affiliates of Morgan Stanley and Morgan Keegan & Company, Inc. own shares of our common stock.

     StorageApps and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price will be determined by negotiations between us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

    o the future prospects of StorageApps and its industry in general;

    o sales, earnings and certain other financial operating information of StorageApps in recent periods; and

    o the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of StorageApps.

     The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for StorageApps by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the common stock offered by this prospectus will be passed upon for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

     The financial statements of StorageApps Inc. and its consolidated subsidiary as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

             WHERE YOU CAN FIND MORE INFORMATION ABOUT STORAGEAPPS

     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and our common stock being offered, see the registration statement and its exhibits and any schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, and its exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC located at Room 1024, 450 Fifth Street, Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov, from which interested persons can electronically access the registration statement and its exhibits and schedules. The registration statement and its exhibits and schedules are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a web site at www.storageapps.com. This reference is not an active link to our web site and the information contained in or connected to our web site shall not be deemed to be incorporated into this prospectus or the registration statement of which it is a part.

                               STORAGEAPPS INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                       PAGE
                                                                                       ----
Report of Independent Accountants ...................................................   F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999 and June 30, 2000
 (unaudited) ........................................................................   F-3

Consolidated Statements of Income (Loss) for the years ended December 31, 1997, 1998
 and 1999 and the six months ended June 30, 1999 (unaudited) and 2000 (unaudited) ...   F-4

Consolidated Statements of Changes in Stockholders' Equity for the years ended
 December 31, 1996, 1997, 1998 and 1999 and the six months ended June 30, 2000
 (unaudited) ........................................................................   F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and
 1999 and the six months ended June 30, 1999 (unaudited) and 2000 (unaudited) .......   F-6

Notes to Consolidated Financial Statements ..........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of StorageApps Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of StorageApps Inc. and its subsidiary (the "Company") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
September 13, 2000

                                            STORAGEAPPS INC.
                                   (FORMERLY RAID POWER SERVICE, INC.)
                                       CONSOLIDATED BALANCE SHEETS

                                                                   AS OF DECEMBER 31,                AS OF
                                                            ---------------------------------      JUNE 30,
                                                                  1998              1999             2000
                                                            ---------------   ---------------   --------------
                                                                                                  (UNAUDITED)
ASSETS
 Current assets
   Cash and cash equivalents ............................     $ 2,022,700       $ 1,194,900      $ 7,919,800
   Accounts receivable, net of allowance for
    doubtful accounts of $0, $25,000 and $75,000
    (unaudited), respectively ...........................       5,628,000         6,640,600       12,771,600
   Inventories, net .....................................       2,606,800         4,698,200       11,540,000
   Prepaid expenses and other current assets ............          44,700           187,000          648,900
   Income tax receivable ................................              --                --          756,800
   Deferred income taxes ................................         516,200         1,230,100        1,230,100
                                                              -----------       -----------      -----------
   Total current assets .................................      10,818,400        13,950,800       34,867,200
 Property, equipment and leasehold improvements,
   net ..................................................         247,800           552,100        2,165,300
 Deposits and other assets, net .........................          60,400            83,500          286,900
 Deferred income taxes ..................................          15,400                --          319,600
                                                              -----------       -----------      -----------
   Total assets .........................................     $11,142,000       $14,586,400      $37,639,000
                                                              ===========       ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
   Capital lease obligations, current ...................              --       $    99,500      $   331,700
   Trade accounts payable ...............................     $ 2,995,800         3,657,000        6,800,500
   Deferred revenue .....................................       2,713,400         3,452,800        3,626,000
   Accrued expenses and commissions .....................         472,800           787,700          528,200
   Income taxes payable .................................       1,319,400           184,000               --
   Due to affiliate .....................................         107,200                --               --
   Deferred rent obligation .............................          11,900                --               --
   Deferred income taxes ................................              --             4,600           44,600
                                                              -----------       -----------      -----------
   Total current liabilities ............................       7,620,500         8,185,600       11,331,000
Capital lease obligations, non-current ..................              --            40,800          489,800
Deferred revenue ........................................         293,200         1,211,700        1,768,600
Commitments and contingencies
Stockholders' equity
 Convertible preferred stock, $0.01 par value;
   200,000 shares authorized; 106,007 shares issued
   and outstanding; liquidation preference
   $6,000,000 ...........................................           1,100             1,100            1,100
 Common stock, $0.01 par value; 75,000,000 shares
   authorized; 44,699,650, 44,699,650 and 49,004,554
   (unaudited) shares issued and outstanding,
   respectively .........................................         447,000           447,000          490,100
 Additional paid-in capital .............................              --                --       19,997,200
 Retained earnings ......................................       2,780,300         4,700,300        3,660,900
 Deferred compensation ..................................              --                --          (95,300)
 Accumulated other comprehensive loss ...................              --                --           (4,300)
 Stock subscription receivable from stockholder .........            (100)             (100)            (100)
                                                              -----------       -----------      -----------
   Total stockholders' equity ...........................       3,228,300         5,148,300       24,049,600
                                                              -----------       -----------      -----------
    Total liabilities and stockholders' equity ..........     $11,142,000       $14,586,400      $37,639,000
                                                              ===========       ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                            STORAGEAPPS INC.
                                   (FORMERLY RAID POWER SERVICE, INC.)
                                CONSOLIDATED STATEMENTS OF INCOME (LOSS)


                                                                                             SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                         -------------------------------------------- ------------------------------
                                              1997           1998           1999           1999           2000
                                         -------------- -------------- -------------- ------------- ----------------
                                                                                               (UNAUDITED)
Net sales ..............................  $15,689,000    $24,006,900    $23,321,700    $ 9,434,000    $ 16,159,200
Cost of goods sold .....................   10,561,600     14,346,900     13,782,200      5,339,600       8,779,100
                                          -----------    -----------    -----------    -----------    ------------
 Gross profit ..........................    5,127,400      9,660,000      9,539,500      4,094,400       7,380,100
Operating expenses:
 Sales and marketing expenses ..........      896,100      1,472,900      1,641,000        766,200       2,005,700
 General and administrative
   expenses (exclusive of non-cash
   stock compensation expense of
   $799,000 for the six months ended
   June 30, 2000) ......................    3,047,700      3,410,900      4,209,600      1,631,900       3,661,600
 Research and development expenses .....           --         26,300        552,500        221,500       2,493,400
 Stock compensation expense
   (Note 11) ...........................           --             --             --             --         799,000
                                          -----------    -----------    -----------    -----------    ------------
   Income (loss) from operations .......    1,183,600      4,749,900      3,136,400      1,474,800      (1,579,600)
Other income (expense)
 Interest income .......................       88,700        194,400         99,700         27,000         115,000
 Interest expense ......................     (208,700)      (357,200)       (80,600)        (1,300)         31,200
                                          -----------    -----------    -----------    -----------    ------------
   Net income (loss) before income
    taxes ..............................    1,063,600      4,587,100      3,155,500      1,500,500      (1,495,800)
Income tax expense (benefit) ...........      496,300      1,982,100      1,235,500        641,300        (456,400)
                                          -----------    -----------    -----------    -----------    ------------
 Net income (loss) .....................  $   567,300    $ 2,605,000    $ 1,920,000    $   859,200    $ (1,039,400)
                                          ===========    ===========    ===========    ===========    ============
Net income (loss) per share, basic
 and diluted ...........................  $       .01    $       .06    $       .04    $       .02    $       (.02)
                                          ===========    ===========    ===========    ===========    ============
Weighted average shares outstanding:
 Basic .................................   44,695,000     44,697,000     44,700,000     44,700,000      46,957,000
                                          ===========    ===========    ===========    ===========    ============
 Diluted ...............................   44,695,000     46,462,000     50,000,400     50,000,400      46,957,000
                                          ===========    ===========    ===========    ===========    ============

The accompanying notes are an integral part of these consolidated financial statements.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    COMMON              COMMON STOCK
                                           PREFERRED STOCK      STOCK (NO PAR)          ($0.01 PAR)
                                          ------------------ -------------------- ------------------------
                                            SHARES   AMOUNT   SHARES     AMOUNT      SHARES       AMOUNT
                                          --------- -------- -------- ----------- ------------ -----------
Balance at December 31, 1996 ............                       100    $   1,000
 Net income .............................
Balance at December 31, 1997 ............                       100    $   1,000
                                                                ===    =========
 Exchange of common stock ...............                      (100)      (1,000)  44,694,650   $446,900
 Issuance of stock subscription .........                                               5,000        100
 Stock dividend of preferred shares       106,007    $1,100
 Net income .............................
Balance at December 31, 1998 ............ 106,007    $1,100      --    $      --   44,699,650   $447,000
                                          =======    ======    ====    =========   ==========   ========
 Net income .............................
Balance at December 31, 1999 ............ 106,007    $1,100                        44,699,650   $447,000
                                          =======    ======                        ==========   ========
 Issuance of common stock
  (unaudited) ...........................                                           4,304,053     43,100
 Exercise of stock options
  (unaudited) ...........................                                                 851
 Stock options issued to consultants
  and employees (Note 11)
  (unaudited) ...........................
 Amortization of deferred
  compensation (unaudited) ..............
 Foreign currency translation
  adjustment (unaudited) ................
 Net loss (unaudited) ...................
Balance at June 30, 2000 (unaudited)      106,007    $1,100                        49,004,554   $490,100
                                          =======    ======                        ==========   ========

                                                                                          ACCUMULATED
                                            ADDITIONAL                                       OTHER          STOCK
                                              PAID-IN        RETAINED       DEFERRED     COMPREHENSIVE   SUBSCRIPTION
                                              CAPITAL        EARNINGS     COMPENSATION        LOSS        RECEIVABLE
                                          -------------- --------------- -------------- --------------- -------------
Balance at December 31, 1996 ............                 $      55,000
 Net income .............................                       567,300
                                                          -------------
Balance at December 31, 1997 ............                 $     622,300
                                                          =============
 Exchange of common stock ...............                      (445,900)
 Issuance of stock subscription .........                                                                  $ (100)
 Stock dividend of preferred shares                              (1,100)
 Net income .............................                     2,605,000
                                                          -------------
Balance at December 31, 1998 ............                 $   2,780,300                                    $ (100)
                                                          =============                                    ======
 Net income .............................                     1,920,000
                                                          -------------
Balance at December 31, 1999 ............                 $   4,700,300                                    $ (100)
                                                          =============                                    ======
 Issuance of common stock
  (unaudited) ...........................  $19,101,700
 Exercise of stock options
  (unaudited) ...........................        1,200
 Stock options issued to consultants
  and employees (Note 11)
  (unaudited) ...........................      894,300                     $ (99,300)
 Amortization of deferred
  compensation (unaudited) ..............                                      4,000
 Foreign currency translation
  adjustment (unaudited) ................                                                  $ (4,300)
 Net loss (unaudited) ...................                    (1,039,400)
                                                          -------------
Balance at June 30, 2000 (unaudited)       $19,997,200    $   3,660,900    $ (95,300)      $ (4,300)       $ (100)
                                           ===========    =============    =========       ========        ======



                                               TOTAL
                                          --------------
Balance at December 31, 1996 ............  $     56,000
 Net income .............................       567,300
                                           ------------
Balance at December 31, 1997 ............  $    623,300
                                           ============
 Exchange of common stock ...............            --
 Issuance of stock subscription .........            --
 Stock dividend of preferred shares                  --
 Net income .............................     2,605,000
                                           ------------
Balance at December 31, 1998 ............  $  3,228,300
                                           ============
 Net income .............................     1,920,000
                                           ------------
Balance at December 31, 1999 ............  $  5,148,300
                                           ============
 Issuance of common stock
  (unaudited) ...........................    19,144,800
 Exercise of stock options
  (unaudited) ...........................         1,200
 Stock options issued to consultants
  and employees (Note 11)
  (unaudited) ...........................       795,000
 Amortization of deferred
  compensation (unaudited) ..............         4,000
 Foreign currency translation
  adjustment (unaudited) ................        (4,300)
 Net loss (unaudited) ...................    (1,039,400)
                                           ------------
Balance at June 30, 2000 (unaudited)       $ 24,049,600
                                           ============

The accompanying notes are an integral part of these consolidated financial statements.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------
                                                           1997             1998             1999
                                                     ---------------- ---------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) .................................  $      567,300   $    2,605,000   $   1,920,000
  Adjustment to reconcile net income (loss) to
   net cash (used in) provided by operating
   activities
  Depreciation and amortization ....................         116,600           79,600         231,300
  Deferred income taxes ............................        (268,700)        (243,500)       (693,900)
  Allowance for doubtful accounts ..................              --               --          25,000
  Non-cash stock compensation expense ..............              --               --              --
  Gain on sale of property and equipment ...........              --               --          (3,700)
  Changes in operating assets and liabilities
   Increase in trade accounts receivable ...........      (2,107,800)      (2,466,800)     (1,037,600)
   Increase in inventories, net ....................      (1,036,700)      (1,159,700)     (2,091,400)
   Decrease/(increase) in prepaid expenses
     and other current assets ......................           7,700           (2,500)       (148,700)
   (Increase)/decrease in deposits and other
     assets, net ...................................         (14,000)         (60,000)        (23,100)
   Increase in trade accounts payable ..............       1,370,900          560,800         661,200
   Increase/(decrease) in accrued expenses
     and other liabilities .........................           8,800          186,500         195,800
   Increase/(decrease) in income taxes
     payable .......................................         430,400          874,300      (1,135,400)
   Increase/(decrease) in deferred revenue .........         808,500        1,959,800       1,657,900
                                                      --------------   --------------   -------------
Net cash (used in)/provided by operating
 activities ........................................        (117,000)       2,333,500        (442,600)
                                                      --------------   --------------   -------------
CASH FLOWS USED IN INVESTING ACTIVITIES
 Purchase of property, plant and equipment .........         (40,700)        (115,300)       (364,800)
 Proceeds from sale of assets ......................              --               --          23,300
                                                      --------------   --------------   -------------
  Net cash used in investing activities ............         (40,700)        (115,300)       (341,500)
                                                      --------------   --------------   -------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING
 ACTIVITIES
 Proceeds from issuance of common stock ............              --               --              --
 Exercise of stock options .........................              --               --              --
 Principal payments under capital lease
  obligation .......................................              --               --         (50,100)
 Borrowings under notes payable ....................      15,032,400       17,891,800              --
 Repayments of notes payable .......................     (14,051,500)     (19,784,200)             --
 Receipts from stockholder .........................              --        3,403,100         581,400
 Advances to stockholder ...........................        (857,900)      (1,905,500)       (575,000)
 Other .............................................              --               --              --
                                                      --------------   --------------   -------------
  Net cash provided by (used in) financing
   activities ......................................         123,000         (394,800)        (43,700)
                                                      --------------   --------------   -------------
  Net (decrease) increase in cash and cash
   equivalents .....................................         (34,700)       1,823,400        (827,800)
  Cash and cash equivalents, beginning of
   period ..........................................         234,000          199,300       2,022,700
                                                      --------------   --------------   -------------
  Cash and cash equivalents, end of period .........  $      199,300   $    2,022,700   $   1,194,900
                                                      ==============   ==============   =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
 INFORMATION AND NONCASH FINANCING ACTIVITIES
 Cash paid during the year for
  Interest .........................................  $      192,000   $      357,200   $          --
  Income taxes .....................................  $      238,200   $    1,427,000   $   3,323,700
 Capital lease obligation ..........................  $           --   $           --   $     190,400



                                                            FOR THE SIX MONTHS
                                                              ENDED JUNE 30,
                                                     --------------------------------
                                                           1999            2000
                                                     --------------- ----------------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) .................................  $     859,200   $  (1,039,400)
  Adjustment to reconcile net income (loss) to
   net cash (used in) provided by operating
   activities
  Depreciation and amortization ....................         73,800         278,400
  Deferred income taxes ............................        (29,400)       (279,600)
  Allowance for doubtful accounts ..................         12,000          50,000
  Non-cash stock compensation expense ..............             --         799,000
  Gain on sale of property and equipment ...........             --              --
  Changes in operating assets and liabilities
   Increase in trade accounts receivable ...........     (1,035,800)     (6,181,000)
   Increase in inventories, net ....................     (1,835,800)     (6,841,800)
   Decrease/(increase) in prepaid expenses
     and other current assets ......................         (1,400)       (449,100)
   (Increase)/decrease in deposits and other
     assets, net ...................................          8,100        (203,400)
   Increase in trade accounts payable ..............      1,703,200       3,143,500
   Increase/(decrease) in accrued expenses
     and other liabilities .........................       (306,600)       (259,500)
   Increase/(decrease) in income taxes
     payable .......................................     (1,228,300)       (940,800)
   Increase/(decrease) in deferred revenue .........         (9,500)        730,100
                                                      -------------   -------------
Net cash (used in)/provided by operating
 activities ........................................     (1,790,500)    (11,193,600)
                                                      -------------   -------------
CASH FLOWS USED IN INVESTING ACTIVITIES
 Purchase of property, plant and equipment .........       (265,200)     (1,095,700)
 Proceeds from sale of assets ......................             --              --
                                                      -------------   -------------
  Net cash used in investing activities ............       (265,200)     (1,095,700)
                                                      -------------   -------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING
 ACTIVITIES
 Proceeds from issuance of common stock ............             --      19,144,800
 Exercise of stock options .........................             --           1,200
 Principal payments under capital lease
  obligation .......................................             --        (114,700)
 Borrowings under notes payable ....................             --              --
 Repayments of notes payable .......................             --              --
 Receipts from stockholder .........................        479,700           9,900
 Advances to stockholder ...........................       (352,600)        (22,700)
 Other .............................................             --          (4,300)
                                                      -------------   -------------
  Net cash provided by (used in) financing
   activities ......................................        127,100      19,014,200
                                                      -------------   -------------
  Net (decrease) increase in cash and cash
   equivalents .....................................     (1,928,600)      6,724,900
  Cash and cash equivalents, beginning of
   period ..........................................      2,022,700       1,194,900
                                                      -------------   -------------
  Cash and cash equivalents, end of period .........  $      94,100   $   7,919,800
                                                      =============   =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
 INFORMATION AND NONCASH FINANCING ACTIVITIES
 Cash paid during the year for
  Interest .........................................  $          --   $      27,500
  Income taxes .....................................  $   1,967,900   $     501,900
 Capital lease obligation ..........................  $          --   $     795,900

The accompanying notes are an integral part of these consolidated financial statements.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. THE COMPANY

     StorageApps Inc. (formerly Raid Power Service, Inc.) (the "Company") provides a portfolio of Proactive Network Storage Solutions products and services to customers with mission-critical storage requirements. The Company is a global supplier of full function, enterprise-wide storage systems. In 1998, the Company developed its suite of SANLink products and services, which provide an independent, flexible platform for storage management. The Company also provides service to its customers under extended service contracts. In fiscal 1999, the Company began operations in the U.K. with the formation of StorageApps Limited. The Company's customers historically have been principally large financial institutions located in the Northeast United States, the United Kingdom and Japan.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.


 Unaudited Interim Financial Information

     The consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited and do not include all disclosures required by generally accepted accounting principles. In the opinion of management, this unaudited information has been prepared substantially on the same basis as the audited financial statements and all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for any future period.


 Cash Equivalents

     The Company considers all highly liquid debt instruments with original maturities at the date of purchase of three months or less to be cash equivalents.


 Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's capital lease obligations approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar obligations at December 31, 1999.


 Inventories

     Inventories, which include materials, labor, and overhead, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories consist principally of finished goods and spare parts.


 Foreign Currency Translation

     The financial statements of StorageApps Limited were prepared in local currency and translated into U.S. dollars based on the current exchange rate in effect at the end of the period for the balance sheet and a weighted-average rate for the period of the statements of income. Translation adjustments are reflected as foreign currency translation adjustment in stockholders' equity and accordingly have no effect on net income. Transaction gains and losses are included in income.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 Property, Equipment and Leasehold Improvements

     Plant and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss on the disposition is reflected in current operations. Depreciation is determined on a straightline basis over the estimated useful lives of the applicable assets, generally three years for computer equipment, and five to seven on furniture and equipment for financial reporting purposes. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful lives of the related assets. The Company reviews long-lived assets for impairment whenever any events or changes in circumstances indicate that the carrying amount of these may not be recoverable.

 Revenue Recognition

     The Company recognizes software revenues when installation has occurred and product is accepted by the customer. Revenues relating to maintenance and service contracts are recognized ratably over the service period with customer advance payments recorded in deferred revenue. Revenues on hardware products are recognized when the product has been shipped and the Company has satisfied its obligations. Revenues on test and evaluation products are recognized when the Company receives a purchase order from the customer upon completion of the evaluation period.

 Stock Option Plan

     The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes compensation expense for stock option grants to the extent that the estimated fair value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations ratably over the vesting period of the options. Disclosures will be made in the consolidated financial statements of future periods in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

 Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. CONCENTRATION OF CUSTOMERS AND SUPPLIERS

     Revenues in excess of 10% of the Company's net sales were attributable to sales made to two customers during 1997, 1998 and 1999. These individual major customers accounted for net sales of approximately $8,350,500 and $4,562,700, respectively, in 1997, $12,669,000 and $6,090,800, respectively, in 1998 and $9,220,000 and $2,963,000, respectively, in 1999. Outstanding accounts receivable from these customers aggregated approximately $2,905,300, $4,548,600 and $5,724,200 at December 31, 1997, 1998 and 1999, respectively.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company currently buys substantially all of the components for its drives from one supplier. Although there are a limited number of manufacturers of these components, management believes that other suppliers could provide similar products to meet the Company's needs.

     This major supplier accounted for purchases of approximately $10,879,400, $14,849,400 and $11,949,000 for the years ended December 31, 1997, 1998 and
1999, respectively. Outstanding trade accounts payable to this supplier were approximately $2,238,800, $2,596,700 and $2,667,400 at December 31, 1997, 1998
and 1999, respectively.


4. INVENTORY

     Inventories consist of the following:

                                              AS OF DECEMBER 31,                AS OF
                                        -------------------------------       JUNE 30,
                                             1998             1999              2000
                                        --------------   --------------   ----------------
                                                                             (UNAUDITED)
   Finished goods ...................    $ 1,868,300      $ 3,356,900       $  9,544,700
   Spare parts ......................        213,100          587,800            786,800
   Inventory on consignment .........        525,400          768,000          1,373,000
                                         -----------      -----------       ------------
                                           2,606,800        4,712,700         11,704,500
   Obsolescence reserve .............             --          (14,500)          (164,500)
                                         -----------      -----------       ------------
   Net inventories ..................    $ 2,606,800      $ 4,698,200       $ 11,540,000
                                         ===========      ===========       ============

5. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements and related accumulated depreciation and amortization consist of the following:

                                                          AS OF DECEMBER 31,             AS OF
                                                      ---------------------------      JUNE 30,
                                                          1998           1999            2000
                                                      ------------   ------------   --------------
                                                                                      (UNAUDITED)
   Computer equipment .............................    $  318,400     $  442,700     $ 1,080,000
   Office equipment ...............................        71,600         54,100         113,500
   Office furniture ...............................       136,800        146,400         148,200
   Leasehold improvements .........................        54,300          6,200          65,700
   Computer equipment under capital lease .........            --        190,400         986,300
   Work in progress ...............................            --             --         337,400
                                                       ----------     ----------     -----------
                                                          581,100        839,800       2,731,100
   Less accumulated depreciation and
     amortization .................................      (333,300)      (287,700)       (565,800)
                                                       ----------     ----------     -----------
     Property, equipment and leasehold
      improvements, net ...........................    $  247,800     $  552,100     $ 2,165,300
                                                       ==========     ==========     ===========


     Depreciation and amortization expense for the years ended December 31, 1997, 1998, and 1999 approximated $116,600, $79,600 and $231,300, respectively.

     During 1999, the Company disposed of $296,500 of assets with accumulated depreciation of $276,900. The Company has recognized a $3,700 gain on these disposals.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6. INCOME TAXES

     Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 consists of the following:

                                     1997            1998            1999
                                -------------   -------------   -------------
   Federal
     Current ................    $  495,000      $1,592,200      $1,515,400
     Deferred ...............      (208,000)       (165,700)       (523,000)
   State
     Current ................       270,000         633,400         414,000
     Deferred ...............       (60,700)        (77,800)       (170,900)
                                 ----------      ----------      ----------
      Total expense .........    $  496,300      $1,982,100      $1,235,500
                                 ==========      ==========      ==========

     The expense for income taxes differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

                                                           1997            1998             1999
                                                       ------------   --------------   --------------
   Statutory U.S. federal income tax rate ..........    $ 361,600      $ 1,559,600      $ 1,072,900
   Increase in income taxes resulting from State
     income taxes, net of federal income tax
     benefit .......................................      138,100          366,700          160,400
   Nondeductible items and other, net ..............       (3,400)          55,800            2,200
                                                        ---------      -----------      -----------
                                                        $ 496,300      $ 1,982,100      $ 1,235,500
                                                        =========      ===========      ===========

     The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 1999 and 1998 are as follows:


                                                                    1998            1999
                                                                ------------   --------------
   Deferred tax assets
     Deferred revenue .......................................    $ 495,900      $ 1,021,900
     Inventory ..............................................           --          156,700
     Accrued commissions ....................................       20,300           20,500
     Allowance for doubtful accounts ........................           --           10,200
     State taxes ............................................           --           15,000
     Property, equipment and leasehold improvements .........       10,400               --
     Other ..................................................        5,000           11,100
                                                                 ---------      -----------
                                                                   531,600        1,235,400
                                                                 ---------      -----------
   Deferred tax liabilities
     Property, equipment and leasehold improvements .........           --           (9,900)
                                                                 ---------      -----------
     Net deferred tax asset .................................    $ 531,600      $ 1,225,500
                                                                 =========      ===========

7. RELATED PARTY TRANSACTIONS

     Prepaid expenses and other current assets at December 31, 1998 and 1999 include a receivable due from a stockholder in the amount of $16,300 and $9,900, respectively. These receivables represent cash advanced and personal expenses paid on behalf of the stockholder. Gross amounts advanced to and repaid by the stockholder during 1998 and 1999 are $1,905,500 and $3,403,100 respectively, and $575,000 and $581,400, respectively. Amounts due to the Company from the stockholder bear interest at a rate of 9% per annum and carry no specific repayment terms.

8. STOCKHOLDERS' EQUITY

 Authorized Capital

     In January 2000, the board of directors of the Company increased the authorized shares of common stock to 75,000,000.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 Common Stock

     In 1998, a stock subscription right was issued to the sole stockholder for 5,000 shares of $0.01 par value common stock, resulting in a receivable due to the Company of $100. In addition, this stockholder exchanged 100 shares of no par value common stock for 44,694,650 shares of $0.01 par value common stock. No money was exchanged between the stockholder and the Company for these transactions.

     On January 27, 2000, the Company split its $0.01 par value common stock fifty shares for one. This stock split increased the number of common shares outstanding by 43,805,657 shares. Common stock as presented throughout the consolidated financial statements and footnotes has been retroactively restated to reflect this split.

     In March 2000, the Company completed private placements of 1,233,000 common shares at $4.10 per share and 2,364,100 common shares at $4.23 per share. In May, the Company completed a private placement of 706,900 common shares at $7.07 per share. In aggregate, these placements provided proceeds, net of offering expenses, of $19,144,800. In connection with these placements, the Company issued a call option to one of the purchasers to purchase up to $2,000,000 in additional shares, and a put option which would obligate the purchaser to purchase up to $5,000,000 in additional shares. Either the call option or the put option, but not both could have been exercised, contingent upon the Company's achievement of certain performance goals. The purchaser exercised the call option in September.

     On October 3, 2000, the Company issued 3,500,000 shares of common stock for $35,000,000 in aggregate proceeds.

     Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the board of directors.


 Series A Convertible Preferred Stock

     On September 15, 1998 a stock dividend was issued to the sole stockholder in the form of 106,007 shares of $0.01 shares of Series A convertible preferred stock. That stockholder then sold all issued and outstanding preferred stock shares to three investors. Stock dividends may accrue on the preferred stock at an annual rate of 8% beginning on March 15, 1999, if and when declared by the board of directors. No dividends were declared in 1999 by the board of directors. Beginning in September 1999, the Company may, at its option, redeem the preferred stock at its liquidation preference plus accrued and unpaid dividends. Stockholders may convert one share of the preferred stock for fifty shares of common stock, at their option, at the earlier of September 2000 or a notice of redemption by the Company.

     On July 11, 2000, following a notice of redemption from the Company, all outstanding shares of convertible preferred stock were converted by the Company into 6,115,864 shares of common stock, including accrued stock dividends.


9. FINANCING ARRANGEMENT

     The Company has a credit agreement with First Bank, National Association, which provides for a $15.0 million collateralized revolving credit facility expiring on June 20, 2002. At December 31, 1999 and June 30, 2000, there was no outstanding balance. The line of credit consists of a revolving credit note with an available letter of credit sub-facility. The interest rate is based either on the bank's United States prime rate or the London Inter-Bank Offer Rate, as adjusted dependent on the financial condition of the Company. The LIBOR rate may be elected by the Company for outstanding borrowings up to a three-month period, at which point they revert to the prime rate. Interest rates are equal to (i) the U.S. prime rate plus or minus 0.50% or LIBOR plus from 2.25% to 3.25%. The Company has granted the bank a security interest in substantially all assets, including accounts receivable, inventories and equipment.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The agreement requires maintenance of certain financial ratios (minimum earnings, leverage, and fixed charge ratios) and contains other restrictive covenants including limitations on purchases of assets. At December 31, 1999, the Company was in compliance with the financial ratio requirements and all covenants.

10. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain office equipment under arrangements accounted for as operating and capital leases expiring at various dates through 2002.

     Rental expense charged to operations under such agreements aggregated approximately $191,000, $265,700 and $490,300, respectively, in 1997, 1998 and
1999.

     Future aggregate minimum lease payments under noncancellable capital and operating leases were as follows at December 31, 1999:

                                                        CAPITAL      OPERATING
                                                      -----------   ----------
       2000 .......................................    $131,500      $238,700
       2001 .......................................      43,400        44,900
       2002 .......................................          --         8,700
                                                       --------      --------
                                                        174,900       292,300
       Less amount representing interest ..........      34,600            --
                                                       --------      --------
                                                       $140,300      $292,300
                                                       ========      ========

11. INCENTIVE STOCK OPTION PLAN (UNAUDITED)

     On January 27, 2000, the Company adopted an Incentive Stock Option Plan (the "Plan"). The Plan provides for the granting of Incentive Stock Options ("ISO"), Nonqualified Stock Options ("NSO"), Restricted Stock, Stock Awards, Performance Share Awards and Stock Appreciation Rights to employees, directors and consultants. The exercise price of all stock options granted under the Plan is determined by the board of directors of the Company and is generally equal to the fair value of the stock on the grant date. The maximum term of each option granted under the Plan is ten years from the date of grant. Options generally vest ratably over a three year period. The Company has reserved 11,000,000 shares for issuance under this plan.

     Through June 30, 2000, the Company has granted 6,462,007 NSOs, net of forfeitures, to employees and directors of the Company at exercise prices equal to the fair value of the stock at the grant date. Accordingly, no compensation expense has been recorded related to these options.

     During the six months ended June 30, 2000, the Company granted a total of 975,000 NSOs to non-employee consultants in recognition of prior services provided. The options vest ratably over three years and vesting is not contingent upon future services. The fair value of these options at grant date has been estimated using the Black-Scholes option pricing model as $795,000. This amount has been recorded as stock compensation expense on the statement of income (loss).

     During the six months ended June 30, 2000, the Company granted a total of 35,000 NSOs to employees at exercise prices below the fair value of the stock on the grant date. The intrinsic value of these options of $99,300 is recorded as deferred compensation in stockholders' equity and is amortized to stock compensation expense over the vesting period. $4,000 of expense was recognized for these options in the June 30, 2000 period.

12. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) retirement savings plan covering all eligible employees. Employees may elect to contribute up to 15% of their compensation to the plan. The Company may make contributions to the plan on behalf of the employees at its discretion. No contributions were made by the Company during 1997, 1998 and 1999.

                               STORAGEAPPS INC.
                      (FORMERLY RAID POWER SERVICE, INC.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. RISKS AND UNCERTAINTIES

     The Company's network storage device sales have been concentrated with a limited number of customers. In addition, the markets for the Company's new product have only recently begun to develop and are rapidly evolving. The successful introduction of these products depends on, among other things, the Company's ability to educate potential customers, and maintain and enhance the Company's relationship with leading manufacturers and distributors. A significant delay in the introduction of the Company's products could have a material adverse effect on the Company's operations, operating revenues and financial conditions in the near term.


14. EARNINGS PER SHARE

     Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

     Shares outstanding for all periods have been adjusted to reflect the 50 for 1 stock split effective January 27, 2000.

                                                    YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                                        ----------------------------------------------- --------------------------------
                                              1997            1998            1999            1999            2000
                                        --------------- --------------- --------------- --------------- ----------------
                                                                                                  (UNAUDITED)
Basic earnings per share
 Net income (loss) available to
   common shareholders ................  $    567,300    $  2,605,000    $  1,920,000    $    859,200     $ (1,039,400)
 Weighted average number of
   common shares outstanding,
   basic ..............................    44,695,000      44,697,000      44,700,000      44,700,000       46,957,000
                                         ------------    ------------    ------------    ------------     ------------
   Basic earnings per share ...........  $        .01    $        .06    $        .04    $        .02     $       (.02)
                                         ============    ============    ============    ============     ============
Adjustments to weighted average
 number of common shares
 outstanding
 Conversion of 106,007 shares of
   Series A convertible preferred
   stock to common stock ..............                     1,765,000       5,300,400       5,300,400
                                         ------------    ------------    ------------    ------------     ------------
 Weighted average number of
   common shares outstanding,
   diluted ............................    44,695,000      46,462,000      50,000,400      50,000,400       46,957,000
                                         ------------    ------------    ------------    ------------     ------------
   Diluted earnings per share .........  $        .01    $        .06    $        .04    $        .02     $       (.02)
                                         ============    ============    ============    ============     ============

     The loss per common share calculation for the six months ended June 30, 2000 excludes shares issuable upon conversion of convertible preferred stock or exercise of options, as the effect is anti-dilutive for the period.

                          [INSIDE BACK COVER ARTWORK]

                               [STORAGEAPPS LOG0]

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                     AMOUNT
                                                   TO BE PAID
                                                  -----------
     SEC registration fee .......................   $30,360
     NASD filing fee ............................   $12,000
     Nasdaq National Market listing fee .........      *
     Transfer agent's fees ......................      *
     Printing and engraving expenses ............      *
     Legal fees and expenses ....................      *
     Accounting fees and expenses ...............      *
     Blue Sky fees and expenses .................      *
     Miscellaneous ..............................      *
                                                    -------
       Total ....................................   $  *

                                                    =======
----------
*    To be filed by amendment.

     Each of the amounts set forth above, other than the SEC registration fee and the NASD filing fee, is an estimate.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Section    of the Registrant's bylaws provides for indemnification by the
Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

     The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since September 20, 1997, the Registrant has sold the following securities without registration under the Securities Act of 1933:


  (A) ISSUANCES OF CAPITAL STOCK

     (1) On September 15, 1998, we issued a stock dividend to the sole stockholder in the form of 106,007 shares of Series A convertible preferred stock. That stockholder then sold these shares on the same day to three accredited investors in a private placement for an aggregate amount of $6,000,000. This sale was deemed exempt as a private placement under the Securities Act.

     (2) On March 8, 2000, we sold and issued a total of 1,232,982 shares of common stock to three accredited investors in a private placement for an aggregate amount of $5,000,000. This sale and issuance was deemed exempt from registration under the Securities Act in reliance on Regulation D promulgated under, and Section 4(2) of, the Securities Act.

     (3) On March 24, 2000, we sold and issued a total of 2,364,114 shares of common stock to one accredited investor in a private placement for an aggregate amount of $10,000,000. This sale and issuance was deemed exempt from registration under the Securities Act in reliance on Regulation D promulgated under, and Section 4(2) of, the Securities Act.

     (4) On May 30, 2000, we sold and issued a total of 706,957 shares of common stock to one accredited investor in a private placement for an aggregate amount of $5,000,000. This sale and issuance was deemed exempt from registration under the Securities Act in reliance on Regulation D promulgated under, and Section 4(2) of, the Securities Act.

     (5) On October 3, 2000, we sold and issued a total of 3,500,000 shares of common stock to nine accredited investors in a private placement for an aggregate amount of $35,000,000. This sale and issuance was deemed exempt from registration under the Securities Act in reliance on Regulation D promulgated under, and Section 4(2) of, the Securities Act.


  (B) EXERCISE OF STOCK OPTIONS

     (1) On April 14, 2000, we issued 851 shares of common stock to an employee pursuant to the exercise of underlying stock options for an aggregate amount of $1,225. This issuance was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act.

     (2) On September 20, 2000, we issued 452,453 shares of common stock to three accredited investors pursuant to the exercise of underlying stock options for an aggregate amount of $2,000,000. This issuance was deemed exempt from registration under the Securities Act in reliance on Regulation D promulgated under, and Section 4(2) of, the Securities Act.

     (3) On September 28, 2000, we issued 1,300,000 shares of common stock to three employees pursuant to the exercise of underlying stock options for an aggregate amount of $8,151,500. This issuance was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act.

     (4) On October 2, 2000, we issued 560,000 shares of common stock to six employees pursuant to the exercise of underlying stock options for an aggregate amount of $3,580,767. This issuance was deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration
Statement:

 EXHIBIT
 NUMBER    DESCRIPTION
---------  -----------
  1.1      Form of Underwriting Agreement*

  3.1      Certificate of Incorporation*

  3.2      Bylaws*

  4.1      Form of Common Stock Certificate*

  5.1      Opinion of Davis Polk & Wardwell*

 10.1      Registration Rights Agreement*

 10.2      Software Licensing Agreement with Dell*

 10.3      Credit Agreement*

 10.4      StorageApps Inc. 2000 Stock Incentive Plan*

 21.1      Subsidiaries of the Registrant

 23.1      Consent of PricewaterhouseCoopers LLP

 23.2      Consent of Davis Polk & Wardwell (included in Exhibit 5.1)

 24.1      Powers of Attorney (included on signature page)

 27.1      Financial Data Schedule (1997)

 27.2      Financial Data Schedule (1998)

 27.3      Financial Data Schedule (1999)

 27.4      Financial Data Schedule (June 30, 1999)

 27.5      Financial Data Schedule (June 30, 2000)

----------
*     To be filed by amendment.

     (b) No financial statement schedules are required to be filed as part of this Registration Statement.


ITEM 17. UNDERTAKINGS.

     The undersigned hereby undertakes:

     (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgewater, State of New Jersey, on the 3rd day of November, 2000.


                               STORAGEAPPS INC.




                               By /s/ Daniel Gittleman
                                  ------------------------------------
                                  Name:  Daniel Gittleman
                                  Title: Chairman of the Board of
                                         Directors and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel Gittleman, Daniel Petrozzo, David Dill, Howard A. Kwon, Patricia Pikus and Samuel Schwerin, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                             TITLE                           DATE
          ---------                             -----                           ----
                               Chairman of the Board of Directors and
   /s/ Daniel Gittleman        Chief Executive Officer (Principal
 -------------------------     Executive Officer)                        November 3, 2000
       Daniel Gittleman

     /s/ David Dill            Chief Financial Officer (Principal
 -------------------------     Financial and Accounting Officer)         November 3, 2000
         David Dill

   /s/ Daniel Petrozzo         President and Chief Operating Officer
 -------------------------     and Director                              November 3, 2000
       Daniel Petrozzo

 /s/ Joachim Gfoeller, Jr.
 -------------------------
     Joachim Gfoeller, Jr.     Director                                  November 3, 2000

 /s/ J. Tomilson Hill III
 -------------------------
     J. Tomilson Hill III      Director                                  November 3, 2000

    /s/ Joshua Levine
 -----------------------
        Joshua Levine          Director                                  November 3, 2000

    /s/ Morton Topfer
 -----------------------
        Morton Topfer          Director                                  November 3, 2000

                                 EXHIBIT INDEX




 EXHIBIT                                                                   SEQUENTIALLY
  NUMBER      DESCRIPTION                                                  NUMBERED PAGE
 --------     -----------                                                  -------------
   1.1        Form of Underwriting Agreement*
   3.1        Certificate of Incorporation*
   3.2        Bylaws*
   4.1        Form of Common Stock Certificate*
   5.1        Opinion of Davis Polk & Wardwell*
  10.1        Registration Rights Agreement*
  10.2        Software Licensing Agreement with Dell*
  10.3        Credit Agreement*
  10.4        StorageApps Inc. 2000 Stock Incentive Plan*
  21.1        Subsidiaries of the Registrant
  23.1        Consent of PricewaterhouseCoopers LLP
  23.2        Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
  24.1        Powers of Attorney (included on signature page)
  27.1        Financial Data Schedule (1997)
  27.2        Financial Data Schedule (1998)
  27.3        Financial Data Schedule (1999)
  27.4        Financial Data Schedule (June 30, 1999)
  27.5        Financial Data Schedule (June 30, 2000)

----------
*  To be filed by amendment.